
10012044

AMERIGON

Advanced Thermal Solutions



Thermoelectric Device

Annual Report 2009

10 Year Anniversary of Amerigon's Climate Control Seat®

To our shareholders:

2009 turned out to be a reverse image of the prior year. In 2008, we started out strong, but ended up with weak revenues due to a declining global economy and the near collapse of the automotive industry. This led to a slow start in 2009 with stabilization beginning in the second half of the year and a close out of 2009 with record fourth quarter revenue and profitability for the year. Our investments in advanced thermoelectric technology continue and are building capability and intellectual property for our future. Interest from consumers and manufacturers in our proprietary Climate Control Seat™ (CCS™) system for heating and cooling and heating and ventilating automobile seats remains strong. At the end of 2009, our 10th year of selling CCS, we had sold a total of 5.4 million CCS units. Considering the difficulties that hampered the global automotive industry throughout the year, we are proud of the progress we made in 2009. I want to thank our entire team for their efforts.

Revenues for the fourth quarter were a record $21.6 million, dramatically higher than the $12.8 million for the fourth quarter of 2008. Net income for the second half of the year offset the losses incurred during the first two quarters of the year. The gains in revenues were attributable to new automotive program launches featuring our CCS system, which included seven new programs launched in 2009 and two additional programs that added rear seat applications of CCS. In response to the difficult economic conditions, we took strong cost reduction action throughout 2009. This along with improved volumes resulted in an improvement in gross margin from 22.3 percent in the fourth quarter of 2008 to 29.0 percent in the fourth quarter of 2009.

Revenues for the entire year were $60.9 million, compared with $63.6 million for 2008. Our 2009 revenues declined 4 percent from 2008 despite the continuation of the sharpest decline in the worldwide automotive industry since the depression. In North America, one of our most important markets, the Seasonally Adjusted Annual Rate (SAAR) for vehicle sales decreased 21 percent to 10.4 million from 13.2 million in 2008 and levels ranging from 16.0 million to 18.0 million for several years prior. In North America, production of light vehicles decreased by 32 percent to 8.6 million from 12.6 million during 2008.

We believe our 2009 results clearly demonstrate the resilience and strength of Amerigon and its business and indicate how well we are positioned for future growth.

Despite the economic weakness, our revenues reached record levels in the second half of 2009 and rebounded nicely for the year because automobile manufacturers—and car buyers—see the value our technology adds to their vehicles. The introduction of our CCS system on new vehicles launched in 2009 helped us build strong revenue growth by the end of the year, and that has continued into early 2010. Looking ahead, we see that trend of six to eight new vehicle introductions continuing in 2010, mostly during the latter part of the year. We also expect light vehicle production levels to be higher during 2010.

While our revenue today is based entirely on CCS, Amerigon is not solely focused on the automotive market. Our thermoelectric technology and its active, solid-state heating and cooling properties offer potential in a variety of markets including electronics, commercial heating and cooling, medical devices, consumer goods and defense. Our goal is to use our technology to create applications in these markets that will broaden and diversify our revenue sources in the near future.

We have already made progress in this regard. New applications that we have previously announced, including a bedding and mattress project, have been slowed by the weakness in the global economy. But we expect progress on those projects this year, perhaps as soon as this summer. And a new product for the automotive industry—a heated and cooled cup holder—is expected be launched by a major automobile manufacturer in a full-size sedan this fall. As with most new products, the revenues from the cup holder are likely to be modest initially, but we believe this product launch will generate meaningful revenue as its adoption expands over time. It is also a precursor of what is to come—a host of new automotive and non-automotive applications for our technology in the coming years.

Most of the advances in our technology are coming from our team of engineers and scientists based at our research and development center in Irwindale, California. One important project that promises to have far-reaching effects is a joint program with the U.S. Department of Energy (DOE) and other high-profile commercial and academic partners. With our team in the lead, we are developing a system that turns waste heat from vehicle exhaust into electricity that can be used to achieve increases in fuel economy. We're now in the fifth phase of that DOE project, and we will be installing the systems in BMW Group and Ford vehicles in the first half of 2010.

A key aspect of our ongoing research involves the development and manufacture of new, advanced and more efficient thermoelectric devices and materials that will unlock the potential of thermoelectric technology and enable its use in a wider variety of heating, cooling and power generation applications. To that end, last August we announced the establishment of ZT Plus where we are concentrating our ongoing advanced materials efforts. We regret that our initial partner in ZT Plus, 5N Plus, is no longer part of the venture, but we have a world class team in a first rate preproduction facility to realize the potential of our advanced TE materials.

We believe ZT Plus, and the R&D work our team of engineers and scientists are involved in, will build the future of Amerigon as we develop and commercialize a variety of products that use our advanced thermoelectric technology. We plan to continue to invest in R&D in 2010 because we believe that new applications, within and outside of the automotive industry, will broaden and diversify our revenues in the coming years.

As we begin 2010 it appears that the global economy is at the start of a modest recovery. Thanks to the work of our Amerigon team and our partners, we believe we are in an excellent position today to take advantage of the recovery. Our CCS product line is well established and widely accepted by automotive manufacturers and consumers alike in the U.S. and Asia, which provides an excellent springboard for expansion into other key markets around the globe. Our plans are taking us deeper into emerging markets and Europe in the next few years where the opportunities for growth are enormous. And as the world turns to alternative energies, hybrid and all-electric vehicles, the recognition of the value of thermoelectric technology will only increase. We see a bright future for Amerigon, and we hope you will all share that future with us through 2010 and beyond.

I'd like to thank our employees, shareholders and all of our stakeholders for their continued efforts on behalf of Amerigon, we invite you all to follow our progress throughout 2010.

Sincerely,



Daniel R. Coker

President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the transition period from to .

Commission file number 0-21810

AMERIGON INCORPORATED

(Exact name of registrant as specified in its charter)

Michigan	95-4318554
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
21680 Haggerty Road, Ste. 101, Northville, MI	48167
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (248) 504-0500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant, computed by reference to the average bid and asked prices of such Common Stock as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2009, was $111,869,000. For purposes of this computation, the registrant has excluded the market value of all shares of its Common Stock reported as being beneficially owned by executive officers and directors and holders of more than 10% of the Common Stock on a fully diluted basis of the registrant; such exclusion shall not, however, be deemed to constitute an admission that any such person is an "affiliate" of the registrant. As of February 19, 2010, there were 21,520,975 issued and outstanding shares of common stock of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the registrant's definitive proxy statement for its 2010 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the close of the registrant's fiscal year are incorporated by reference into Part III.

TABLE OF CONTENTS

AMERIGON INCORPORATED

PART I

ITEM 1. BUSINESS

General

Amerigon Incorporated ("Amerigon," "we," the "Company" or the "registrant") designs, develops and markets products based on our advanced, proprietary, efficient thermoelectric device ("TED") technologies for a wide range of global markets and heating and cooling applications. Our current principal product is our proprietary Climate Control Seat™ ("CCS™" or "CCS") which we sell to automobile and light truck original equipment manufacturers or their tier one suppliers. The CCS provides year-round comfort to automotive seat occupants by producing both active heating and cooling. As of December 2009, we have shipped approximately 5.3 million units of our CCS product to customers since we first began shipping CCS units in 2000. Our CCS product is currently offered as an optional or standard feature on 44 automobile models produced by Ford Motor Company, General Motors, Toyota Motor Corporation, Nissan, Tata Motors, Ltd. and Hyundai. Tata Motors, Ltd. features CCS on its Jaguar and Land Rover luxury brands which it acquired from Ford Motor Company in 2008.

Since the initial introduction of CCS we have introduced new designs that incorporated improvements in electrical efficiency, size, weight, and noise and are more versatile. These include our Micro Thermal Module™ ("MTM™" or "MTM") technology and our CCS II configuration. Further improvements in engineering design are currently in development and are expected to be introduced on future vehicle models.

In 2008, we launched a heated and ventilated only variant of the CCS ("HV"). This product works in a similar fashion to our CCS, only there is no active cooling capability and no TED. In the cooling mode, the vent only system will use the ambient cabin air to provide a degree of cooling comfort to the seat occupant. In the heating mode, the vent only system will be supplemented with more traditional resistive heating elements. This system has a lower price and is targeted to certain lower cost vehicle models and certain geographical markets.

We have been awarded a contract to manufacture a heated and cooled cup holder for the automotive market. The cup holder has been designed to be packaged in multiple configurations to accommodate different console environments. In addition to requiring low power consumption, it has proven automotive grade, ruggedness, high reliability and drink retention features. The cup holder will have two cup positions that will provide for separate temperature settings in each holder that allow the driver and passenger to individually control the heating or cooling of their respective beverages. The technology used in the cup holder is similar to that of the CCS system. The cup holder is expected to be launched in a full-size sedan by a major automotive manufacturer in the fall of 2010.

On September 1, 2009, our subsidiary, BSST LLC ("BSST") entered into a partnership agreement with 5N Plus Inc., a Canadian corporation specializing in production of high-purity metals ("5N Plus"), to form ZT Plus. ZT Plus' objective is the discovery and testing of new materials that show increased thermoelectric efficiency. BSST and 5N Plus each hold a 50% interest in ZT Plus.

Corporate Information

We were incorporated in 1991 and originally focused our efforts on developing electric vehicles and high technology automotive systems. Because the electric vehicle market did not develop as anticipated, we have focused our efforts on advanced TED technologies and applications including our CCS product. At the present time the CCS is our only high volume product. We are presently working on developing products that utilize our proprietary TED technology in other non-CCS applications.

We are incorporated under the laws of the State of Michigan. Our internet website address is www.amerigon.com. Our annual or transition reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are made available free of charge through our website as soon as reasonably practicable after we electronically file them with or furnish them to the Securities and Exchange Commission.

Business Strategy

Our strategy is to become the leading provider of TED based products through strategic relationships with automobile manufacturers and market leaders in other industries and their suppliers. Our strategy includes the following key elements:

- Developing TED based products in partnership with capable sectoral partners using our proprietary developed, highly efficient TEDs through our subsidiary, BSST, and through BSST's partnership in ZT Plus;
- Further improving the efficiency of our TED systems on a proprietary basis through continued research and development;
- Entering new markets with our existing and future TED proprietary technology;
- Continuing to encourage automobile manufacturers to specify that their seat suppliers offer our CCS product;
- Working with first tier seat suppliers to offer our product to their customers;
- Continuing to improve our CCS technology for cost, performance, efficiency and packageability;
- Increasing global penetration with automotive companies; and
- Continuing to expand our intellectual property.

Products

Thermoelectric device (TED)

Our current and future planned products are based upon our internally developed advanced TED technology. A TED is a solid state circuit that has the capability to produce both a hot and cold thermal condition. This is known as the Peltier effect. The advantages of advanced TEDs over conventional compressed gas systems is that they are environmentally friendly, less complex as they have no moving parts and are compact and light weight. Traditional TEDs are not widely utilized in the global product marketplace because they are inherently inefficient. Through our BSST subsidiary, we have worked for the past nine years developing innovations that improve TED efficiency. We currently hold sixteen. U.S. patents related to these innovations and have twenty-nine additional U.S. patents pending. Our progress to date has been to improve TED efficiency by an approximate factor of two. We believe that an improvement factor of four is required for a number of practical commercial applications. This improvement is likely to require the development of advanced materials and manufacturing processes to produce those materials in sufficient quantities. Advanced TED materials are currently being researched by a number of entities, and we have developed strategic relationships with several of these. During 2008, we participated in a significant breakthrough. With support from our BSST subsidiary, a scientist at The Ohio State University developed a new efficient TED material having certain desirable properties at high temperatures. This material is not ready for commercial applications, however, our new joint venture, ZT Plus, is intended to allow for the completion of the development of these advanced materials and the creation of innovative manufacturing capabilities to produce the materials in volume, and in a cost-efficient manner.

TEDs also have a capability known as the Seebeck effect that is reciprocal to the Peltier effect. In this process thermal energy, such as the waste heat from an automobile exhaust, can be converted into electrical power. As with the Peltier effect, traditionally designed TEDs lack the efficiency for practical application. Our research and development efforts seek to improve the TED efficiency of this process. ZT Plus will initially be focused on TED materials primarily suited for these types of devices.

Although we believe the prospects of our advanced TED technology are very promising, there are no assurances as to when the efficiency gains required can be achieved, if at all. Additionally, it can not be certain that our proposed products based upon our advanced TED designs would gain acceptance by potential customers.

Climate Control Seat

Our CCS product utilizes exclusive patented technology, obtained through license and internal development, for a variable temperature seat climate control system to enhance the comfort of vehicle passengers. We have additional patents pending for further improvements to the CCS and TED technology. Our CCS product uses one or more TEDs, which generate heating or cooling depending upon the polarity of the current applied to the device.

A TED is the heart of a compact heat pump built by us for use in our CCS product. Air is forced through the heat pump and thermally conditioned in response to electronic switch input from the seat occupant. The conditioned air circulates by a specially designed fan through ducts in the seat cushion and seat back, so that the surface can be heated or cooled. Each seat has individual electronic controls to adjust the level of heating or cooling. Our CCS product substantially improves comfort compared with conventional air conditioners by focusing the cooling directly on the passenger through the seat, rather than waiting until ambient air cools the seat surface behind the passenger.

Since each vehicle model's seats are different, we must tailor the CCS components to meet each seat design. Since we first began to develop the CCS in the late 1990's, we have supplied prototype seats containing our CCS product to virtually every major automobile manufacturer and seat supplier. If a manufacturer wishes to integrate our CCS product into a seat, it provides us with automotive seats to be modified so that we can install a unit in a prototype. The seat is then returned to the manufacturer for evaluation and testing. If a manufacturer accepts our CCS product, a program can then be launched for a particular model on a production basis, but it normally takes two to three years from the time a manufacturer decides to include our CCS product in a vehicle model to actual volume production for that vehicle. During this process, we derive minimal funding from prototype sales but generally obtain no significant revenue until mass production begins. We have active development programs on many vehicle platforms, although we cannot be certain that our CCS product will be implemented on any of these vehicles.

Research and Development

Our research and development activities are an essential component of our efforts to develop new innovative products for introduction in the marketplace. Our research and development activities are expensed as incurred. These expenses include direct expenses for wages, materials and services associated with the development of our products net of reimbursements from customers. Research and development expenses do not include any portion of general and administrative expenses.

We continue to do additional research and development to advance the design of the CCS product with the goal of making the unit less complex, easier to package and less expensive to manufacture and install. There can be no assurance that this development program will result in improved products.

Research and development expenses for our CCS technology include not only development of next generation technologies but also application engineering (meaning engineering to adapt CCS components to meet the design criteria of a particular vehicle's seat and electrical system since vehicle seats are not all the same and each has different configuration requirements). Any related reimbursements for the costs incurred in this adaptation process are accounted for as a reduction of research and development expense.

Our research and development subsidiary, BSST, was formed to develop much more efficient thermoelectric systems and products using its improved technology. The limitation on applications for thermoelectric systems has been their relatively poor efficiency. We believe that, through a combination of proprietary methods for improving thermoelectric efficiency and improved thermoelectric materials (such as those being developed by ZT Plus), there are substantial prospects for the design and development of innovative thermoelectric systems in applications outside of our present product line.

We are constructing test systems to demonstrate performance and to develop a comprehensive knowledge of the technology as applied to various potential large market sectors beyond automotive seating, including other automotive applications, stationary temperature management, aerospace and defense, individual comfort, waste heat harvesting and primary power generation. Our objective is for our unique technology to occupy an important place in the value chain of a new class of solid state energy conversion systems that replace existing electromechanical devices in the above mentioned applications.

In 2009, BSST successfully completed the fourth phase of its Automotive Waste Heat Recovery Program and as a result was awarded a Phase 5 Program by the U.S. Department of Energy ("DOE"). BSST leads a development team that includes Visteon Corporation, BMW of North America, Marlow Industries, the DOE's National Renewable Energy Laboratory and Jet Propulsion Laboratory/California Institute of Technology. The objective of this five phase program is to demonstrate a viable thermoelectric-based vehicle waste heat recovery and power generation system that will improve the efficiency of vehicles powered by internal combustion engines. In Phase 1 of the program the team established a vehicle system architecture for a BMW's series 5 engine and conducted a comprehensive analysis to determine the technical and commercial viability of its power generation concept. In Phase 2 the team built and tested prototype key subsystems including a thermoelectric power generator, electronic power control system and exhaust gas heat exchanger. In Phase 3, the team integrated and operated the subsystems together in a bench test environment. The fourth phase involved constructing a full prototype to be installed in a vehicle. Under Phase 5 of the program we will be delivering two additional prototype power generators for installation in vehicles manufactured by BMW Group and The Ford Motor Company for further evaluation and testing. Seventy five percent of the total cost of this program is paid for with Federal funds, while selected project team members, including BSST, bear the remaining cost. Through December 31, 2009, we have received a total of $6.2 million in program funding from the DOE since the program began in 2005. Additional funds are expected as the program continues. However, the actual amount contributed may be reduced, as the funding provisions supporting this program require the DOE to approve and release funds only on a phase-by-phase basis according to project progress and revisions made in the scope of the project. In addition, funds must be made available through the annual Federal budget process each year before any funding release can be made.

During 2008, BSST was included in a DOE sponsored program to develop a highly-efficient thermoelectric heating and cooling system for automobiles that will substantially reduce energy consumption, engine load and ultimately greenhouse gas emissions. The goal of the 36-month project is to create a zonal heating and cooling system for automobiles that heats or cools the vehicle occupants, rather than the entire cabin and its components, thereby reducing the energy consumed by existing heating/cooling systems by one third. Ford Motor Company was selected to lead the project with partners including Visteon, the DOE's National Energy Renewable Laboratory and Ohio State University, along with BSST. BSST's role is to design and develop the thermoelectric core of the heating and cooling system. The entire $8.4 million project will be performed on a cost share basis with DOE paying $4.2 million and the partners sharing in a matching $4.2 million.

The net amounts spent for research and development activities in 2009, 2008 and 2007 were $5,994,000, $6,783,000 and $5,081,000, respectively. Because of changing levels of research and development activity, our research and development expenses fluctuate from period to period. Also included in research and development are expenses associated with the research and development activities of BSST of $3,908,000, $3,665,000 and $2,591,000 for 2009, 2008 and 2007, respectively. BSST's expenses are net of reimbursement for customer funded research and development of $2,103,000, $2,462,000 and $2,464,000 for 2009, 2008 and 2007, respectively.

Marketing, Customers and Sales

We are primarily a second-tier supplier to automobile and truck manufacturers. As such, we focus our marketing efforts on automobile and truck manufacturers and their first-tier suppliers. In 2009, we also began selling CCS units to an after-market distributor/installer in small quantities. We have not, and do not, expect to market directly to consumers. For CCS products, our strategy has been to convince the major automobile companies that our CCS product is an attractive feature that will meet with consumer acceptance and has favorable economics, including high profitability, to the manufacturers. If convinced, the manufacturers then direct us to work with their seat supplier to incorporate our CCS product into future seat designs who then become our direct customers. These customers include Johnson Controls, Inc. ("JCI"), Lear Corporation ("Lear"), Bridgewater Interiors, LLC ("Bridgewater"), NHK Spring Company, Ltd ("NHK"), Marubeni Vehicle Corporation ("Marubeni"), Dymos Incorporated ("Dymos"), Faurecia NHK Kyusyu Co. Ltd ("Faurecia NHK"), Faurecia Wuhan Auto Seating ("Faurecia Wuhan"), Tacle Seating USA ("Tacle") and Magna Seating of America, Inc.("Magna"). We also market directly to these and other major domestic and foreign automotive seat suppliers. The number of CCS products we sell is affected by the levels of new vehicle sales and the general business conditions in the automotive industry.

During 2009, particularly in the first half of the year, our product revenues were adversely affected by a significant decline in worldwide automotive production levels. During 2009, worldwide light vehicle production declined by 13% to 57.0 million vehicles. This drop was even more significant during the first half of the year which declined by 29%. Our product revenues are primarily focused on vehicle production in North America and the Japan/Korea region. During 2009, on a combined basis vehicle production for these regions declined by 28% as compared to the prior year. This decline has been largely precipitated by a decrease in the sales of light vehicles which is attributable to the global credit crisis and resulting global economic slowdown. During 2009, our revenue levels were 4% lower compared to the prior year despite the much more significant reduction in worldwide light vehicle production. We were able to maintain such revenue levels by introducing CCS on several new vehicle platforms that were launched during the year and increasing installation rates of the CCS on existing light vehicle platforms. We expect that light vehicle production levels are likely to be higher during 2010.

Replacing the traditional seat heater, our CCS product is offered as an optional or standard feature on the following vehicle models:

Manufacturer	Model	CCS Style	Year Launched(1)
Ford Motor Company	Lincoln MKZ(5)	MTM	2005
	Lincoln MKX(3)(5)	MTM	2006
	Lincoln MKS(5)	MTM	2008
	Lincoln MKT(2)(5)	MTM	2009
	Lincoln Navigator(3)(5)	MTM	1999
	Ford Expedition	MTM	2002
	Ford Taurus	MTM	2009
	Ford F150	MTM	2008
General Motors	Cadillac Escalade	MTM	2006
	Cadillac Escalade ESV(3)	MTM	2006
	Cadillac Escalade EXT	MTM	2006
	GMC Yukon	MTM	2008
	GMC Yukon XL	MTM	2008
	GMC Yukon Denali	MTM	2008
	GMC Sierra Denali	MTM	2008
	Chevrolet Suburban	MTM	2008
	Chevrolet Tahoe	MTM	2008
	Chevrolet Avalanche	MTM	2008
	Cadillac DTS(3)	MTM	2003
	Cadillac XLR	CCS	2003
	Buick Lucerne	MTM	2005
Toyota Motor Corporation	Lexus LS 460(2)(3)	CCS II	2000
	Lexus LX 570	CCS II	2007
	Toyota Celsior(4)	CCS II	2000
	Toyota Century(4)	CCS	2005
	Toyota Crown Majesta(2)	CCS II	2009
Nissan	Infiniti M35	CCS	2005
	Infiniti M45(5)	CCS	2004
	Infiniti Q45	CCS	2002
	Infiniti FX	CCS II	2008
	Infiniti G Convertible	CCS II	2009
	Nissan Teana(4)	HV	2008
	Nissan Maxima	CCS II	2008
	Nissan Fuga(4)	CCS	2005
	Nissan Cima(4)	CCS	2002
	Nissan 370Z Roadster	CCS II	2009
Hyundai	Equus(2)(4)	CCS	2003
	Genesis	CCS II	2007
	KIA Mohave	HV	2009
	KIA Borrego	HV	2009
Jaguar	XJ(2)	MTM	2007
	XF	MTM	2007
	XK	MTM	2009
Land Rover	Range Rover(2)	MTM	2006

(1) Represents the year in which the current model or a predecessor model first offered CCS as an option.

(2) Vehicle is equipped with CCS in both front and rear seat positions.
(3) Model is a redesigned successor to a model which previously offered CCS as an option.
(4) Vehicle is produced for the Asian market only.
(5) Vehicle includes CCS as a standard feature.

For our most recent fiscal year, our revenues from sales to our three largest customers, Lear, Bridgewater and NHK were $20,733,000, $13,273,000, and $6,098,000, representing 34%, 22%, and 10% of total revenues, respectively. The loss of any one of these customers is likely to have a material adverse impact on our business.

Our product revenues for each of the past three years were divided among original equipment manufacturers automotive ("OEMs") as follows:

Manufacturer	2009	2008	2007
Ford Motor Company	39%	26%	28%
General Motors	22	25	30
Nissan	16	21	7
Hyundai	10	3	6
Toyota Motor Corporation	7	18	23
Jaguar/Land Rover	6	7	6
Total	100%	100%	100%

In November 2003, we formed our wholly owned subsidiary, Amerigon Asia Pacific, Inc., a Japanese company ("Amerigon Asia Pacific"), to provide administrative support and engineering activities related to our customers based in Japan.

Outsourcing, Contractors and Suppliers

We completely outsource CCS production to lower-cost countries to be price competitive and expand our market beyond the luxury vehicle segment. We currently have contract manufacturing relationships with several suppliers who have manufacturing locations in China, Mexico and Japan.

In March 2001, we entered into a manufacturing and supply agreement with Tokyo-based Ferrotec Corporation ("Ferrotec"). In exchange for a $2 million fee, we granted Ferrotec the exclusive right to manufacture CCS products for ultimate distribution to our customers within certain Asian countries, subject to Ferrotec's obligation to be competitive in certain key supplier attributes. The region includes China, Japan, Taiwan, Korea, India, Thailand, Vietnam, Malaysia, Indonesia and the Philippines. The initial term of the agreement began April 1, 2001 and expires on April 1, 2011.

During 2008, the market price for Tellurium, a key raw material necessary for the manufacture of the TEDs used in our products, increased substantially. Although the market price for Tellurium has moderated since 2008, it still remains substantially above historical levels. As a result, we renegotiated pricing with certain of our suppliers. Our 2009 and 2008 net income was ultimately reduced as a result of these renegotiations. Although the market price for Tellurium has recently fallen from historically high levels, it is possible that the market price will rise again requiring further renegotiations with our customers and suppliers. It is also possible that our customers will ask for price concessions if the market price of Tellurium falls back to its historical average.

Our ability to manufacture and market our products successfully is dependent on relationships with third party suppliers, especially those contract manufacturers described above. We rely on various vendors and suppliers for the components of our products and procure these components through purchase orders, with no guaranteed supply arrangements. Certain components, including TEDs, are only available from a limited number of suppliers in the world. The loss of any significant supplier, in the absence of a timely and satisfactory alternative arrangement, or an inability to obtain essential components on reasonable terms or at all, could materially adversely affect our business, operations and cash flows. Our business and operations could also be materially adversely affected by delays in deliveries from our suppliers.

Proprietary Rights and Patents

We have adopted a policy of seeking to obtain, where practical, the exclusive rights to use technology related to our products through patents or licenses for proprietary technologies or processes. In addition to our efforts to apply for patents for our own internally developed devices and processes, we have historically acquired developed technologies through licenses and joint development contracts in order to optimize our expenditure of capital and time, and sought to adapt and commercialize such technologies in automotive products, which were suitable for mass production. We also developed technologies or furthered the development of acquired technologies through internal research and development efforts by our engineers.

We currently have a license arrangement related to our CCS product. Feher Design, Inc. ("Feher") has granted to us an exclusive worldwide license to use specific CCS technologies covered by three U.S. patents held by Feher. Two of these three licensed patents expired on November 17, 2008 and October 18, 2009. The other patent will expire on March 14, 2011. In addition, we jointly own two U.S. patents and five Japanese patents with Honda Motor Co.

Competition

The automotive components and systems business is highly competitive. During 2008, one of our competitors, W.E.T. Automotive Systems AG ("WET"), introduced a heated and cooled automotive seat system very similar to ours on a GM vehicle platform. Previously, our competition was limited to companies that supplied heated-only seats or a product that circulates ambient air through a seat without active cooling similar to the HV system that we introduced in 2008. In addition, certain vehicle manufacturers have, for some time, offered options on certain models that combine heated seats with circulation of ambient air. It is possible that our competitors will be able to expand or modify their current products to more directly compete with our CCS system. We believe that there are other potential competitors that are working to develop systems for both active heating and cooling of automotive car seats.

On November 17, 2009 we filed a patent infringement lawsuit against WET. The complaint was filed in the United States District Court for the Central District of California and alleges that WET infringes four patents we either own or license. The patents in the suit are United States Patent Nos. 4,923,248; 5,626,021; 7,587,901; and RE38,128. On February 8, 2010, WET filed a motion to dismiss one of the patents, and also filed a motion to dismiss or transfer the case to the Eastern District of Michigan. Also, on February 8, 2010, WET filed a patent infringement lawsuit against us, alleging infringement of eight patents allegedly owned or licensed by WET. No assurances can be given that our lawsuit against WET will be successful or that we will be successful in defending against the lawsuit filed by WET. In the event that we are unsuccessful in defending against the lawsuit by WET, our business could be negatively impacted.

We may experience additional competition directly from automobile manufacturers or other major suppliers, most of which have the capability to manufacture competing products. Many of our existing and potential competitors have considerably greater financial and other resources than we do, including, but not limited to, an established customer base, greater research and development capability, established manufacturing capability and greater marketing and sales resources. We believe that our products will compete successfully on the basis of performance, quality, and price.

Financial Information About Industry Segments and Geographic Areas

Our business segment and geographic areas information is incorporated herein by reference to Note 11 of our consolidated financial statements and related financial information indexed on page F-1 of this report.

Employees

As of December 31, 2009, Amerigon and its subsidiaries employed a total of 68 individuals, including 20 at BSST and eight at Amerigon Asia Pacific. Amerigon also has retained the services of six outside contractors. None of our employees is subject to collective bargaining agreements. We consider our employee relations to be satisfactory.

ITEM 1A. RISK FACTORS

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking statements included in this section, "Item 1 Business," "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other places in this Report. Such statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Factors that could cause such results to differ materially from those described in the forward-looking statements include those set forth below.

Risks Relating to our Business

The automotive industry, which represents our primary market, has significantly declined over the past two years and may continue to decline causing our product revenues to decline

Demand for our products is directly related to automotive vehicle production. Recently, automotive sales and production have be significantly and adversely affected by general economic and industry conditions, labor relations issues, fuel prices, regulatory requirements, trade agreements and other factors. Generally, the vehicle models offering our CCS product as an optional feature have experienced significant production declines in 2008 and 2009. The automobile original equipment manufacturers ("OEMs"), especially those based in the United States, have recently experienced significant operating losses and are continuing to restructure their operations, which could have a material adverse impact on our future financial results. Continued declines in automotive production levels, particularly with respect to models for which we supply CCS products, would materially reduce our revenues and harm our profitability.

We may suffer significant losses should more of our customers or any of the major automotive manufacturers declare bankruptcy either for the first time or again

If any of our customers or any of the major automotive manufacture files for bankruptcy protection, we face the risks of being unable to collect a significant portion of our outstanding accounts receivable and of suffering a significant loss of future revenues. In such an event, a considerable amount of the accounts receivable owed to us from our customers might not be paid. In addition, if a automotive manufacturer that incorporates our products in its vehicles were to declare bankruptcy and cease operations, our future operating profits would be significantly impacted by the significant loss of revenue. We cannot be certain that all of the automotive manufactures or our tier one customers will avoid filing for bankruptcy during the current significant downturn in the automotive industry or during other periods in the future. Some of our tier one suppliers and some of the major automotive manufacturers have declared bankruptcy in the past year and have emerged from bankruptcy, but there is no certainty that those entities will not declare bankruptcy again.

We have only one commercially successful product in one industry segment and we may not be able to commercialize and market additional products to other industries

We are currently developing advanced designs of TEDs to be used in a wide range of potential products in a number of industries, but to date we have only one commercially successful product. Although we have made significant improvements in TED technology and we believe that a number of new products have become practical at our current stage of TED advancement, additional improvements are necessary to make TED based products commercially attractive in comparison with other technologies for the major markets in which we are targeting. These advancements are dependent on many variables including but not limited to new advanced materials becoming available and efficient and cost effective manufacturing processes for advanced TEDs and the related materials being developed.

We have incurred substantial operating losses since our inception and anticipate incurring additional operating losses during upcoming periods

Although we have reported operating income during the past six years, prior to that we incurred substantial operating losses since our inception. Furthermore, our operating income for 2009 was substantially lower then in previous years. We had operating losses of $1,554,000 in 2003, $6,168,000 in 2002, and $7,537,000 in 2001. We reported operating losses during the first and second quarters of 2009 due to the significant decline in our product revenue during those periods. As of December 31, 2009, we had accumulated deficits since inception of $37,782,000. Our accumulated deficits are attributable to the historical costs of developmental and other start-up activities, including the industrial design, development and marketing of discontinued products and a significant loss incurred on a major electric vehicle development contract. Approximately $33,000,000 of our accumulated deficit arose from past efforts in electric vehicles, integrated voice technology and radar, all discontinued products as of December 31, 2000.

We have funded our financial needs from inception primarily through net proceeds received through our initial public offering as well as other equity and debt financing. At December 31, 2009, we had cash and cash equivalents of $21,677,000 and short term investments of $6,704,000. Based on our current operating plan, we believe cash and short term investments at December 31, 2009, along with the proceeds from future revenues and borrowings from our $10,000,000 revolving line of credit will be sufficient to meet operating needs for the foreseeable future.

Our ability to market our products successfully depends on acceptance of our product by original equipment manufactures and consumers

We are engaged in a lengthy development process of our advanced TEDs which involves developing prototypes for proof of concept and then adapting the basic systems to actual products produced by existing manufactures of products that may use TEDs. While we currently have active development programs with various partners no assurance can be given that our advanced TEDs will be implemented in any related products. To date, CCS is our sole high-volume commercialized product, and there is no assurance that we will be successful in marketing any additional products using TEDs.

Significant increases in the market prices of certain raw materials may adversely affect our business

Our products contain TEDs which contain certain raw materials that cannot generally be substituted. As an example, Tellurium is a raw material used in TEDs. If the market prices for these raw materials significantly increases, our gross profit may be adversely impacted as our suppliers pass those price increases on to us. A recent increase in the price of Tellurium is one example of the impact raw material prices could have on our business. Our suppliers passed the increase in Tellurium prices on to us and our ability to recover this increase from our customers was limited. Our business and operations could also be materially adversely affected by shortages in key raw materials.

The disruption or loss of relationships with vendors and suppliers for the components for our products could materially adversely affect our business

Our ability to manufacture and market our products successfully is dependent on relationships with both third party vendors and suppliers. We rely on various vendors and suppliers for the components of our products and procure these components through purchase orders, with no guaranteed supply arrangements. Certain components, including thermoelectric devices and the specially designed fans used in our CCS product, are only available from a limited number of suppliers. The loss of any significant supplier, in the absence of a timely and satisfactory alternative arrangement, or an inability to obtain essential components on reasonable terms or at all, could materially adversely affect our business, operations and cash flows. Our business and operations could also be materially adversely affected by delays in deliveries from suppliers.

The outsourcing of production to other countries entails risks of production interruption and unexpected costs

We outsource production of our CCS product to lower cost countries in order to be price competitive and expand our market beyond the luxury vehicle segment. Such production is currently completed by suppliers located in Nogales, Mexico and Nagoya, Japan and three cities in China; Shenzhen, Tianjin and Hangzhou. Our use of suppliers located outside of the United States entails risk of production interruption and unexpected costs due to the extended logistics.

Automobile manufacturers demand on-time delivery of quality products, and some have required the payment of substantial financial penalties for failure to deliver components to their plants on a timely basis. Such penalties, as well as costs to avoid them, such as overtime costs and overnight air freighting of parts that normally are shipped by other less expensive means of transportation, could have a material adverse effect on our business and financial condition. Moreover, the inability to meet demand for our products on a timely basis would materially adversely affect our reputation and future commercial prospects.

We may not be able to persuade potential customers of the merits of our products and justify their costs to increase our sales

Because of the sophisticated nature and early stage of development of our products, we have been, and will continue to be, required to educate potential customers and demonstrate that the merits of our products justify the costs associated with such products. We have relied on, and will continue to rely on, automobile manufacturers and manufacturers in other industries and their dealer networks to market our products. The success of any such relationship will depend in part on the other party's own competitive, marketing and strategic considerations, including the relative advantages of alternative products being developed and/or marketed by any such party. There can be no assurance that we will be able to continue to market our products successfully so as to generate meaningful product sales increases or to continue at existing sales volumes.

The sales cycle for our products is lengthy and the lengthy cycle impedes growth in our sales

The sales cycle in the automotive components industry is lengthy and can be as long as four years or more for products that must be designed into a vehicle, because some companies take that long to design and develop a vehicle. Even when selling parts that are neither safety-critical nor highly integrated into the vehicle, there are still many stages that an automotive supply company must go through before achieving commercial sales. The sales cycle is lengthy because an automobile manufacturer must develop a high degree of assurance that the products it buys will meet customer needs, interface as easily as possible with the other parts of a vehicle and with the automobile manufacturer's production and assembly process, and have minimal warranty, safety and service problems. As a result, from the time that a manufacturer develops a strong interest in our CCS product, it normally will take several years before our CCS product is available to consumers in that manufacturer's vehicles.

In the automotive components industry, products typically proceed through five stages of research and development. Initial research on the product concept comes first, to assess its technical feasibility and economic costs and benefits. This stage often includes development of an internal prototype for the component supplier's own evaluation. If the product appears feasible, the component supplier manufactures a functioning prototype to demonstrate and test the product's features. These prototypes are then marketed and sold to automotive companies for testing and evaluation. If an automobile manufacturer shows interest in the product, it typically works with the component supplier to refine the product, then purchases second and subsequent generation engineering prototypes for further evaluation. Finally, the automobile manufacturer either decides to purchase the component for a production vehicle or terminates the program.

The time required to progress through these five stages to commercialization varies widely. Generally, the more a component must be integrated with other vehicle systems, the longer the process takes. Further, products that are installed by the factory usually require extra time for evaluation because other vehicle systems are affected, and a decision to introduce the product into the vehicle is not easily reversed. Because our CCS product affects other vehicle systems and is a factory-installed item, the process takes a significant amount of time to commercialization.

Other TED products that we develop are also likely to have a lengthy sales cycle. Because such technology is new and evolving, and because customers will likely require that any new product we develop pass certain feasibility and economic viability tests before committing to purchase, it is expected that any new products we develop will take some years before they are sold to customers.

The automotive industry is subject to intense competition and our current products may be rendered obsolete by future technological developments in the industry

The automotive component industry is subject to intense competition. Virtually all of our competitors are substantially larger in size, have substantially greater financial, marketing and other resources, and have more extensive experience and records of successful operations than we do. Competitors are promoting new products that may compete with our CCS product. Additionally, heat only devices are readily available from our competitors at relatively low prices. Competition extends to attracting and retaining qualified technical and marketing personnel. There can be no assurance that we will successfully differentiate our products from those of our competitors, that the marketplace will consider our current or proposed products to be superior or even comparable to those of our competitors, or that we can succeed in establishing new or maintaining existing relationships with automobile manufacturers. Furthermore, no assurance can be given that competitive pressures we face will not adversely affect our financial performance.

Due to the rapid pace of technological change, as with any technology-based product, our products may even be rendered obsolete by future developments in the industry. Our competitive position would be adversely affected if we were unable to anticipate such future developments and obtain access to the new technology.

Any failure to protect our intellectual property could harm our business and competitive position

As of December 31, 2009, we owned 15 U.S. patents and had 27 U.S. patents pending. We also owned 23 foreign patents and had 19 foreign patent applications pending. Through our subsidiary BSST, we owned 16 U.S. patents, 24 foreign patents and had 29 U.S. patents pending and 46 foreign patents pending. We were also licensees of one U.S. patent and joint owners with Honda Motor Co. of two U.S. patents and three Japanese patents. We believe that patents and proprietary rights have been and will continue to be very important in enabling us to compete. There can be no assurance that any new patents will be granted or that our or our licensors' patents and proprietary rights will not be challenged or circumvented or will provide us with meaningful competitive advantages or that pending patent applications will issue. Furthermore, there can be no assurance that others will not independently develop similar products or will not design around any patents that have been or may be issued to our licensors or us. Failure to obtain patents in certain foreign countries may materially adversely affect our ability to compete effectively in those international markets. We hold current and future rights to licensed technology through licensing agreements requiring the payment of minimum royalties. Failure to continue with or loss of such agreements could materially and adversely affect our business.

Because of rapid technological developments in the automotive industry and the competitive nature of the market, the patent position of any component manufacturer is subject to uncertainties and may involve complex legal and factual issues. Consequently, although we either own or have licenses to certain patents, and are currently processing several additional patent applications, it is possible that no patents will issue from any pending applications or that claims allowed in any existing or future patents issued or licensed to us will be challenged, invalidated, or circumvented, or that any rights granted there under will not provide us adequate protection. There is an additional risk that we may be required to participate in interference proceedings to determine the priority of inventions or may be required to commence litigation to protect our rights, which could result in substantial costs.

Our products may conflict with patents that have been or may be granted to competitors or others

Other persons could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of our products for allegedly conflicting with patents held by them. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. If any such actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. There can be no assurance that we would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, if at all. Failure to obtain needed patents, licenses or proprietary information held by others may have a material adverse effect on our business. In addition, if we become involved in litigation, it could consume a substantial portion of our time and resources. We are currently involved in litigation with a competitor, W.E.T. Automotive Systems AG, which may require a substantial commitment of time and money and divert resources from other ongoing projects. From time to time, we receive notices from third parties suggesting that our products infringe on the proprietary rights of others. While we believe that none of the claims of infringement received to date are valid, we must spend time and resources reviewing those claims and defending ourselves.

We rely on trade secret protection through confidentiality agreements and the agreements could be breached

We also rely on trade secrets that we seek to protect, in part, through confidentiality and non-disclosure agreements with employees, customers and other parties. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any such breach or that our trade secrets will not otherwise become known to or independently developed by competitors. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information that may not be resolved in our favor. We may be involved from time to time in litigation to determine the enforceability, scope and validity of proprietary rights. Any such litigation could result in substantial cost and diversion of effort by our management and technical personnel. Additionally, with respect to licensed technology, there can be no assurance that the licensor of the technology will have the resources, financial or otherwise, or desire to defend against any challenges to the rights of such licensor to its patents.

Our customers typically reserve the right unilaterally to cancel contracts or reduce prices, and the exercise of such right could reduce or eliminate any financial benefit to us anticipated from such contract

Automotive customers typically reserve the right unilaterally to cancel contracts completely or to require price reductions. Although they generally reimburse companies for actual out-of-pocket costs incurred with respect to the particular contract up to the point of cancellation, these reimbursements typically do not cover costs associated with acquiring general purpose assets such as facilities and capital equipment, and may be subject to negotiation and substantial delays in receipt by us. Any unilateral cancellation of, or price reduction with respect to any contract that we may obtain could reduce or eliminate any financial benefits anticipated from such contract and could have a material adverse effect on our financial condition and results of operations. To date, we have not experienced such a cancellation and no such costs have been incurred.

The third parties that contract with our subsidiary, BSST, for research and development purposes generally also reserve the right to unilaterally terminate those contracts. There can be no assurance that BSST will continue to receive the third party reimbursements it has received over the past several years.

Our success will depend in large part on retaining key personnel

Our success will depend to a large extent upon the continued contributions of key personnel in Amerigon and our research and development subsidiary, BSST. The loss of the services of Daniel R. Coker, the President and Chief Executive Officer of Amerigon, or Dr. Lon E. Bell, the President of BSST, could have a material adverse effect on the success of our business.

Our success will also depend, in part, upon our ability to retain qualified engineering and other technical and marketing personnel. There is significant competition for technologically qualified personnel in our business and we may not be successful in recruiting or retaining sufficient qualified personnel.

Our reliance on outside major contractors may impair our ability to complete certain projects and manufacture products on a timely basis

We have engaged outside contractors to perform product assembly and other production functions for us. We believe that there are other outside contractors that provide services of the kind that are used by us and that we may desire to use in the future. However, no assurance can be given that any such contractors would agree to work for us on terms acceptable to us or at all. Our inability to engage outside contractors on acceptable terms or at all would impair our ability to complete any development and/or manufacturing contracts for which outside contractors' services may be needed. Moreover, our reliance upon third party contractors for certain production functions reduces our control over the manufacture of our products and makes us dependent in part upon such third parties to deliver our products in a timely manner, with satisfactory quality controls and on a competitive basis.

Our business exposes us to potential product liability risks

Our business exposes us to potential product liability risks which are inherent in the manufacturing, marketing and sale of automotive components. In particular, there are substantial warranty and liability risks associated with our products. If available, product liability insurance generally is expensive. While we presently have product liability coverage at amounts we currently consider adequate, there can be no assurance that we will be able to obtain or maintain such insurance on acceptable terms with respect to other products we may develop, or that any insurance will provide adequate protection against any potential liabilities. In the event of a successful claim against us, a lack or insufficiency of insurance coverage could have a material adverse effect on our business and operations.

Because many of the largest automotive manufacturers are located in foreign countries, our business is subject to the risks associated with foreign sales

Many of the world's largest automotive manufacturers are located in foreign countries. Accordingly, our business is subject to many of the risks of international operations, including governmental controls, tariff restrictions, foreign currency fluctuations and currency control regulations. However, historically, substantially all of our sales to foreign countries have been denominated in U.S. dollars. As such, our historical net exposure to foreign currency fluctuations has not been material. No assurance can be given that future contracts will be denominated in U.S. dollars or that existing contracts will be honored by our suppliers or customers, especially with respect to our customers and suppliers whose cost structure and revenue are denominated in other currencies.

Our use of contractors located in foreign countries will subject us to the risks of international operations

We engage contractors located in foreign countries. Accordingly, we will be subject to all of the risks inherent in international operations, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, economic disruptions, the imposition of tariffs and import and export controls, changes in governmental policies and other factors which could have an adverse effect on our business.

The recent global economic and financial market crisis has had and may continue to have a negative effect on our business and operations.

The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, all of which has had and may continue to have a negative effect on our business, results of operations, financial condition and liquidity. Many of our tier-one customers, their OEM customers and our suppliers have been severely affected by the current economic turmoil, including bankruptcy. There is no certainty that our customers and suppliers will continue to be in business. The current crisis could continue to lead to reduced demand for our products and could result in customer payment delays or defaults. Further, suppliers may not be able to supply us with needed raw materials on a timely basis, may increase prices or go out of business, which could result in our inability to meet consumer demand or affect our financial results.

The timing and nature of any recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will improve in the near future or that our financial results will not continue to be materially and adversely affected. Such conditions make it very difficult to forecast operating results, make business decisions and identify and address material business risks. The foregoing conditions may also impact the valuation of our Federal Net Operating Loss carryforwards ("NOLs") which are subject to impairment testing, potentially resulting in impairment charges which may be material to our financial condition or results of operations. See Note 4 of our consolidated financial statements and related financial information indexed on page F-1 of this report for a more complete description of our NOLs.

Credit market developments may reduce availability under our credit agreement.

Due to the current volatile state of the credit markets, there is risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including but not limited to: extending credit up to the maximum permitted by a credit facility, allowing access to additional credit features and otherwise accessing capital and/or honoring loan commitments. If our lender fails to honor their legal commitments under our $10,000,000 credit facility, it could be difficult in the current environment to replace our credit facility on similar terms. Although we believe that our cash reserves, access to capital markets and existing credit facility will give us the ability to satisfy our liquidity needs for at least the next 12 months, the failure of the lender under our credit facility may impact our ability to finance our operating or investing activities.

We do not control ZT Plus, a joint venture we recently formed with a partner, and we cannot be certain that the joint venture will succeed in its purpose or that our partner will fulfill its obligations with respect to the joint venture

Through our subsidiary, BSST, we have entered into a joint venture partnership agreement with 5N Plus Inc. to form ZT Plus. ZT Plus' primary purpose is to develop and manufacture more efficient thermoelectric materials. There can be no certainty that the joint venture will succeed in this purpose. The joint venture is owned 50% by BSST and 50% by 5N Plus Inc. Because we do not control the joint venture, we do not have the ability to direct its business or operations and must rely upon the cooperation of our joint venture partner. In addition, our joint venture partner has agreed to certain obligations with respect to the joint venture, including to fund a significant portion of the joint venture's operating costs. There can be no certainty that our partner will fulfill such obligations. A failure of the joint venture, or of our partner to fulfill its obligations with respect to the joint venture, could adversely affect our business.

Risks Relating to Share Ownership

Our quarterly results may fluctuate significantly, and the relatively small average daily trading volume of our Common Stock may adversely affect the liquidity of our Common Stock and stock price

Our quarterly operating results may fluctuate significantly in the future due to such factors as acceptance of our product by automotive manufacturers and consumers, timing of our product introductions, availability and pricing of components from third parties, competition, timing of orders, foreign currency exchange rates, technological changes and economic conditions generally. Broad market fluctuations in the stock markets can adversely affect the market price of our Common Stock. In addition, failure to meet or exceed analysts' expectations of financial performance may result in immediate and significant price and volume fluctuations in our Common Stock.

Historically, the average daily trading volume of our Common Stock has been relatively low as compared to the total number of outstanding shares of Common Stock. Without a significantly larger number of shares made available for trading by the public, our Common Stock is less liquid than stocks with more trading activity, and as a result, trading prices of our Common Stock may significantly fluctuate and certain institutional investors may be unwilling to invest in such a thinly traded security.

We have anti-takeover defenses that could make it more difficult for a third party to acquire a majority of our outstanding voting stock.

Our Board of Directors has the authority to issue up to 4,991,000 shares of Preferred Stock and to determine the price, rights (including conversion rights), preferences and privileges of those shares without any further vote or action by the shareholders. Consistent with this authority, in January, 2009 our Board adopted a Shareholder Rights Plan (the "Rights Plan") in which one purchase right was distributed as a dividend on each share of common stock held of record as of the close of business on February 10, 2009 (the "Rights"). If exercisable, each Right will entitle its holder to purchase from the Company one one-thousandth of a share of a newly created Series B Preferred Stock of the Company for $20.00 (the "Purchase Price"). The Rights will become exercisable if any person or group becomes the beneficial owner of 15% or more of the Company's common stock or has commenced a tender or exchange offer which, if consummated, would result in any person or group becoming the beneficial owner of 15% or more of the Company's common stock. If any person or group becomes the beneficial owner of 15% or more of the Company's common stock, each right will entitle its holder, other than the acquiring person, to purchase a number of shares of the Company's or the acquiror's common stock having a value of twice the Purchase Price. The Rights are deemed attached to the certificates representing outstanding shares of common stock. The Rights Plan is designed to deter coercive takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's shareholders; however, the existence of the Rights Plan and the rights of holders of any other shares of preferred stock that may be issued in the future, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

We do not anticipate paying dividends on our Common Stock

We have never paid any cash dividends on our Common Stock and do not anticipate paying dividends in the near future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease our corporate headquarters of approximately 12,100 square feet in Farmington Hills, Michigan (although located in Farmington Hills, such property has a Northville, Michigan mailing address) and we lease research and development facilities of approximately 33,000 square feet in Irwindale, California and 10,100 square feet in Azusa, California. Our Michigan lease expires August 31, 2014, the Irwindale lease expires March 31, 2016 and the Azusa lease expires September 30, 2012. We have the right to terminate the California lease on March 31, 2011 and September 30, 2013. The current monthly rent of the Michigan lease, including rent and operating expense allocations, is approximately $18,000. The current monthly rent of the Irwindel lease, including rent, property taxes and insurance, is approximately $40,000. The current monthly rent of the Azusa lease is approximately $9,000. We also lease office space in Japan, which costs approximately $10,000 per month. We believe that these facilities are adequate and suitable for their present requirements.

ITEM 3. LEGAL PROCEEDINGS

We are subject to litigation from time to time in the ordinary course of our business, but there is no current material pending litigation to which we are a party except for the patent lawsuit described below and no material legal proceeding was terminated, settled or otherwise resolved during the fourth quarter of the fiscal year ended December 31, 2009.

On November 17, 2009 we filed a patent infringement lawsuit against WET. The complaint was filed in the United States District Court for the Central District of California and alleges that WET infringes four patents we either own or license. The patents in the suit are United States Patent Nos. 4,923,248; 5,626,021; 7,587,901; and RE38,128. On February 8, 2010, WET filed a motion to dismiss one of the patents, and also filed a motion to dismiss or transfer the case to the Eastern District of Michigan. Also, on February 8, 2010, WET filed a patent infringement lawsuit against us, alleging infringement of eight patents allegedly owned or licensed by WET.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders of the Company during the fourth quarter of the fiscal year ended December 31, 2009.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The Nasdaq Stock Market under the symbol ARGN. The following table sets forth the high and low sale prices for our common stock as reported on The Nasdaq Stock Market for each quarterly period from January 1, 2008 through December 31, 2009.

	High	Low
2008		
1st Quarter	$21.40	$14.14
2nd Quarter	15.86	7.08
3rd Quarter	9.48	5.72
4th Quarter	6.87	2.45
2009		
1st Quarter	$ 4.40	$ 2.14
2nd Quarter	6.85	3.46
3rd Quarter	8.90	5.50
4th Quarter	9.85	5.84

As of February 16, 2010, there were approximately 100 registered holders of record of our common stock (not including beneficial owners holding shares in nominee accounts). A substantially greater number of holders are beneficial owners whose shares are held of record by banks, brokers and other financial institutions. We have not paid any cash dividends since formation and we do not expect to pay any cash dividends in the foreseeable future.

For details concerning securities authorized for issuance under our equity compensation plans, see Item 12 of this Report.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data have been derived from our audited financial statements, some of which appear under Item 15 of this Report. These selected financial data might not be a good indicator of our expected results for fiscal 2010. You should read the selected financial data together with the financial statements and notes to financial statements from which this information is derived and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Report.

	Year Ended December 31, (In thousands except per share data)				
	2009	2008	2007	2006	2005
Product revenues	$ 60,925	$ 63,613	$ 63,630	$ 50,609	$ 35,737
Operating income	908	4,554	7,705	5,513	2,570
Net income(1)	284	3,564	7,375	3,514	16,549
Loss attributable to non-controlling interest	439				
Net income attributable to Amerigon Incorporated	723				
Basic earnings per share:					
Common Stock	0.03	0.16	0.34	0.17	0.79
Convertible Preferred Stock				0.17	0.79
Diluted earnings per share	0.03	0.16	0.33	0.16	0.76
Accumulated deficit	(37,782)	(38,505)	(42,069)	(49,444)	(52,958)

	As of December 31, (In thousands)				
	2009	2008	2007	2006	2005
Working capital(2)	$ 33,542	$ 30,471	$ 30,538	$ 23,765	$ 15,646
Total assets	62,382	52,599	55,986	42,396	37,253
Long term obligations	427	392	450	650	850

(1) Net income for the year ended December 31, 2005 reflects a reduction in the valuation allowance relating to the Company's Federal Net Operating Loss (NOL) carryforwards resulting in an income tax benefit of $13,495. During the third quarter 2007, the Company substantially completed a study of its research and development activities and related expenses for the period from 1999 through 2006. As a result of this study, the Company determined that its research and development expenses qualify for certain Federal and state research and development tax credits ("R&D Credits") for that period and a deferred tax benefit was recorded for the value of those credits, approximately $1,700. See Note 4 to the Consolidated Financial Statements under Item 15 for a more detailed explanation.

(2) Represents current assets less current liabilities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, our financial statements (and notes related thereto) and other more detailed financial information appearing elsewhere in this report. Consequently, you should read the following discussion and analysis of our financial condition and results of operations together with such financial statements and other financial data included elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. See also "Forward-Looking Statements" in Item 1A of this report.

Overview

We design, develop and market proprietary high technology electronic systems for sale to automobile and truck original equipment manufacturers. In 2009, we completed our tenth full year of producing and selling our Climate Control Seat™ ("CCS™") product, which provides year-round comfort by providing both active heating and cooling to seat occupants. Since we started commercial production, we have shipped approximately 5,300,000 units of our CCS product to several customers: JCI, Lear, Bridgewater, NHK, Marubeni, Dymos, Faurecia NHK, Faurecia Wuhan, Tacle and Magna. These customers in turn sell our product, as a component of an entire seat or seating system, to automobiles manufactured by Ford Motor Company, General Motors, Toyota Motor Corporation Nissan and Tata Motors, Ltd. Tata Motors, Ltd. features CCS on its Jaguar and Land Rover luxury brands which it acquired from Ford Motor Company in 2008. We also have sold directly to Hyundai.

We operate as a Tier II supplier to the auto industry. Inherent in this market are costs and commitments well in advance of the receipt of orders (and resulting revenues) from customers. This is due in part to automotive manufacturers requiring the coordination and testing of proposed new components and sub-systems. Revenues from these expenditures may not be realized for two to three years as the manufacturers tend to group new components and enhancements into annual or every two to three year vehicle model introductions.

During 2009, particularly in the first half of the year, our product revenues were adversely affected by a significant decline in worldwide automotive production levels. During 2009, worldwide light vehicle production declined by 13% to 57.0 million vehicles. This drop was even more significant during the first half of the year which declined by 29%. Our product revenues are primarily focused on vehicle production in North America and the Japan/Korea region. During 2009, on a combined basis vehicle production for these regions declined by 28% as compared to the prior year. This decline has been largely precipitated by a decrease in the sales of light vehicles which is attributable to the global credit crisis and resulting global economic slowdown. During 2009, our revenue levels were 4% lower compared to the prior year despite the much more significant reduction in worldwide light vehicle production. We were able to maintain such revenue levels by introducing CCS on several new vehicle platforms that were launched during the year and increasing installation rates of the CCS on existing light vehicle platforms. We expect that light vehicle production levels are likely to be higher during 2010.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. These estimates and assumptions include, but are not limited to:

- Warranty reserves,

- Litigation reserves,
- Allowances for doubtful accounts,
- Income taxes,
- Inventory reserves,
- Stock compensation and
- Patents.

Accrued Warranty Costs

We do not offer our customers explicit warranty terms; however, we do honor warranty claims for defective products. We have secured errors and omissions insurance which provides certain coverage for defects in our product designs; however, we do not maintain a product recall insurance policy. Provision for estimated future cost of warranty for product delivered is recorded when revenue is recognized. While we believe our warranty reserve is adequate and that the judgment applied is appropriate, such estimates could differ materially from what will actually transpire in the future. The warranty policy is reviewed by management annually. Based on historical information available to the Company and claims filed to date, which have been minimal, the warranty accrual is periodically adjusted to reflect management's best estimate of future claims.

Litigation Reserves

We record estimated future costs related to new or ongoing litigation. These estimates include costs associated with attorney fees and potential claims and assessments less any amounts recoverable under insurance policies.

Income Taxes

We record income tax expense using the liability method which specifies that deferred tax assets and liabilities be measured each year based on the difference between the financial statement and tax bases of assets and liabilities at the applicable enacted Federal and State tax rates. A valuation allowance is provided for a portion of our net deferred tax assets when we consider it more likely than not that the asset will not be realized. At December 31, 2009 and 2008, a valuation allowance has been provided for an estimated portion of our NOL's generated prior to a 1999 change in control, as defined by the internal revenue code, which limits our ability to utilize those NOL's. At our currently expected rate of future taxable income, we expect to utilize the NOLs not subject to this limitation over the next three to five years. If future annual taxable income were to be significantly less than current and projected levels, there is a risk that some of our NOLs not already provided for by the valuation allowance would expire prior to utilization. We do not expect significant differences between our taxable income and our book earnings before income taxes.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Stock Based Compensation

We account for all share-based payments to employees, including grants of employee stock options, as compensation expense based upon the fair value on the date of grant. We determine fair value of such awards using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions, such as risk-free interest rate, expected volatility, expected dividend yield and expected life of options, in order to arrive at a fair value estimate. Expected volatilities are based on the average of the historical volatility of the Company's common stock and that of an index of companies in our industry group. Since the Company has little historical data to help evaluate the expected lives of options, we considered several other factors in developing this assumption including the average holding period of outstanding options, their remaining terms and the cycle of our long range business plan. The risk free interest rate is based upon quoted market yields for United States Treasury debt securities. The expected dividend yield is based upon the Company's history of having never issued a dividend and management's current expectation of future action surrounding dividends. We believe that the assumptions selected by management are reasonable; however, significant changes could materially impact the results of the calculation of fair value.

Patent Costs

Our business strategy largely centers on designing products based upon internally developed and licensed technology. When possible we protect these technologies with patents. We capitalize the costs of purchasing, developing and filing new patent applications. These costs consist of legal and filing fees. These costs are then amortized on a straight-line basis over their estimated economic useful life which is generally 17 years. We periodically review the recoverability and remaining life of our capitalized patents based upon market conditions, competitive technologies and our projected business plans. Changes in these conditions could materially impact the carrying value for our capitalized patents.

Results of Operations Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Product Revenues. Product revenues for 2009 were $60,925,000 compared with product revenues of $63,613,000 for 2008, a decrease of $2,688,000, or 4%. Lower sales resulting from lower volumes on existing programs, primarily during the first half of the year, were partially offset by higher sales from new model introductions. Unit shipments were 874,000 units for 2009 compared with unit shipments of 931,000 in 2008, a decrease of 57,000 units or 6%. The lower product revenues and unit volumes on existing programs were due to a significant decline in the overall automotive market. Automotive production and sales volumes, impacted by slowing worldwide economic activity and decreasing availability of consumer credit, were significantly lower during the 2009 as compared to 2008. In North America, one of our most important markets, the seasonally adjusted annual rate ("SAAR") for vehicle sales was 10.4 million during the 2009, down 21% from 13.2 million during 2008. Vehicle production levels have been reduced even further as OEM's have cut production in order to reduce new vehicle inventory levels. During 2009, production of light vehicles in North America decreased by 32% to 8.6 million from 12.6 million during 2008. New vehicles equipped with CCS and launched since the end of 2008 included the Lincoln MKT, Ford Taurus, Jaguar XK, Nissan 370Z Roadster, Infiniti G Convertible, KIA Mohave and KIA Borrego. Two of our existing programs, the Jaguar XJ and Land Rover Range Rover, began offering CCS in the rear seating position for the first time during the Third Quarter 2009. Several programs that were new in 2008 including the Ford F150 Pickup, Chevrolet Suburban, Chevrolet Tahoe, Chevrolet Avalanche, GMC Yukon, GMC Yukon XL, GMC Yukon Denali, GMC Sierra Pickup, Toyota Crown Majesta and the Nissan Maxima, had higher revenue during 2009 due to the impact of shipments being made during the full year.

Cost of Sales. Cost of sales increased to $45,166,000 in 2009 from $45,086,000 in 2008. This increase of $80,000, or 0.2%, is attributable to lower gross profit percentage partially offset by lower volumes. The gross profit percentage during 2009 was 26% and was 29% during 2008. This decrease is primarily attributable to higher raw material costs, an unfavorable change in the mix of products sold which favored programs having a lower gross margin percentage during 2009 compared with 2008 and lower coverage of fixed cost at the lower volume levels. TED's, which represent the key component of the CCS system, contain the metal Tellurium ("Te"). Higher costs for Te represent the most significant portion of our higher raw material cost. During the early months of 2008, the market for Te experienced a significant increase. The average price of a kilogram of Te in 2007 was approximately $100 and increased to a peak of $286 in April 2008. Since that time, the average market price has decreased to a current average of $160 per kilogram during December 2009. We do not purchase Te directly, but have agreed to price increases from our TED suppliers as a result of the increase in their

Te costs. Existing Te supply contracts and on-hand inventory resulted in a delay in the impact of higher Te market prices to us until the Third Quarter 2008. Although the market for Te has moderated, the lower levels did not result in reduced costs to Amerigon because of our supplier's need to use up inventory until late in the Third Quarter 2009.

Net Research and Development Expenses. Net research and development expenses decreased to $5,994,000 in 2009 from $6,783,000 in 2008. This $789,000, or 12%, decrease was due to the formation of ZT Plus, lower costs to support a smaller number of new vehicle programs launched during 2009 as compared to 2008 and lower costs associated with certain new product applications of our CCS technology that are currently in development. When we formed ZT Plus, certain ongoing expenses associated with our advanced TE materials program were transferred to the new partnership and were therefore partially funded by our partner, 5N Plus. The portion of ZT Plus' expenses associated with BSST's ownership percentage are now classified as loss from equity investment in ZT Plus and not included in net research and development expenses. We are in the process of developing certain new products, such as the heated and cooled bed, heated and cooled cup holder and cold storage box and developing improvements in our current CCS system. The costs associated with these projects were lower during 2009 primarily due to many of the projects reaching a less costly phase of development.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $8,857,000 in 2009 compared with $7,190,000 in 2008. This $1,667,000, or 23%, increase is primarily attributable to higher management bonus expense of $994,000, estimated legal fees of $500,000 for a lawsuit initiated in 2009 and higher stock option compensation expense during 2009 as compared with 2008. During 2009, we paid and or accrued bonuses under our management incentive program whereas during 2008 the management incentive bonus program was cancelled due to the significant economic and automotive downturn. On November 17, 2009 we filed a patent infringement lawsuit against a competitor, W.E.T Automotive Systems AG ("WET"). The complaint was filed in the United States District Court for the Central District of California and alleges that WET infringes four patents we either own or license. On February 8, 2010 WET filed a motion to dismiss one of the patents, and filed a motion to dismiss or tow transfer the case to the Eastern District of Michigan. Also, on February 8, 2010, WET filed a patent infringement lawsuit against us, alleging infringement of eight patents allegedly owned or licensed by WET. During the Fourth Quarter 2009 we recorded a reserve totaling $500,000 as an estimate of the legal fees related to this lawsuit. The higher stock option compensation relates to options issued to employees on two separate grant dates; 485,000 option shares on July 23, 2008 and 724,000 option shares on March 11, 2009. The expenses related to these grants were partially offset by lower stock option expenses for options that became fully vested during 2009.

Loss from Equity Investment. Our new investment in the ZT Plus joint venture by our subsidiary BSST was initiated on September 1, 2009. BSST's investment in ZT Plus is being accounted for using the equity method which requires that BSST record a portion of ZT Plus' income or loss equal to its ownership percentage to the extent of BSST's investment balance. BSST's initial contribution and initial investment balance, which was comprised of certain intellectual property, intellectual property rights and laboratory equipment, along with organizational and formation costs totaled $508,000. 5N Plus' initial contribution is represented by a commitment to fund ZT Plus' operating expenditures. During the period from September 1, 2009 through the end of 2009, BSST recorded a loss from equity investment in ZT Plus totaling $492,000 representing BSST's share of ZT Plus' loss for the period.

Interest Income. We had interest income of $10,000 for 2009 compared with $837,000 for 2008. The decrease of $827,000, or 99%, resulted from significantly lower average yields on our cash equivalents and short-term investments (see "Liquidity and Capital Resources").

Income Tax Expense. We recorded an income tax expense of $325,000 during 2009. This reflected an estimated effective tax rate of approximately 53% on pretax earnings of $609,000 for 2009. Our current income tax expense is expected to be substantially offset by our net operating loss carry forwards. Therefore, we do not expect to have a significant cash outlay for income taxes in the current year. During 2008, we recorded an income tax expense totaling $1,938,000 reflecting a 35% effective tax rate on pretax income of $5,502,000. This increase in effective tax rate is attributable to the effect of certain expenses, such as stock options expense for Incentive Stock Options and Meals and Entertainment expenses that are not deductible for tax purposes. As our pretax earnings approach break even, these expenses have a much greater impact on the effective rate causing it to increase.

Results of Operations Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Product Revenues. Product revenues of $63,613,000 for 2008 were level with revenues of $63,630,000 for 2007. Higher sales resulting from new model introductions and higher penetration on certain programs were offset by lower volumes on existing programs. Unit shipments were 931,000 units for 2008 and were 939,000 units in 2007. New vehicles equipped with CCS and launched since the end of 2007 included the, Nissan Teana, Nissan Maxima, Infiniti FX, Jaguar XJ, Jaguar XF, Lincoln MKS, Ford F150 Pickup, Chevrolet Suburban, Chevrolet Tahoe, Chevrolet Avalanche, GMC Yukon, GMC Yukon XL, GMC Yukon Denali and the GMC Sierra Pickup. Two programs launched during 2007 had higher revenue in 2008 due to the impact of full year shipments; the Hyundai Genesis and Lexus LX 570. Two vehicles, beginning with the 2008 model year, began to install the CCS as a standard feature; previously, the CCS was installed on these vehicles at the option of the car buyer. Offsetting these increases were volume decreases on existing programs due to declining overall automotive market volume which has been impacted by slowing worldwide economic activity, higher gas prices and decreasing availability of consumer credit. We estimate that the impact of these lower volumes was to reduce product revenues by approximately $20,000,000 to $25,000,000.

Cost of Sales. Cost of sales increased to $45,086,000 for 2008 from $42,302,000 for 2007. This increase of $2,784,000, or 7%, is attributable to higher raw material costs and an unfavorable change in the mix of products sold which favored programs having a lower gross margin percentage during 2008 compared with 2007. The gross profit percentage during 2008 was 29% and was 34% during 2007. TED's, which represent the key component of the CCS system, contain the metal Tellurium ("Te"). During the early months of 2008 the market for Te experienced a significant increase. The average price of a kilogram of Te in 2007 was approximately $100 and increased to a peak of $286 in April 2008. Since that time the average market price has continually decreased to an average of $200 per kilogram during December 2008. We do not purchase Te directly but have agreed to price increases for our TED suppliers as a result of the increase in their Te costs. Existing Te supply contracts and on-hand inventory resulted in a delay in the impact of higher Te market prices to us until the third quarter of 2008.

Net Research and Development Expenses. Net research and development expenses increased to $6,783,000 for 2008 from $5,081,000 for 2007. This $1,702,000, or 33%, increase was due to increased research activities associated with our advanced TED program, the addition of CCS engineering resources to support the large number of new vehicle programs and continued development of new automotive and non-automotive TE-based products. The increase in research and development expenses for our advanced TED program is associated with a 2008 breakthrough in our TED material program. With support from our subsidiary, BSST LLC, a scientist at The Ohio State University developed a new efficient TED material having certain desirable properties at high temperatures. Much of our higher research and development expenses are focused on further advancing and commercializing that new material. Our research and development reimbursements have not increased proportionately to the increase in research and development expenses due to an increasing focus on efficient TED material, including that from The Ohio State University, and production process technology advancements for which we do not plan to seek partnership support.

We classify development and prototype costs and related reimbursements as research and development. This is consistent with accounting standards applied in the automotive industry. Depreciation costs for tooling are included in cost of sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to $7,190,000 for 2008 compared with $8,542,000 for 2007 representing a decrease of $1,352,000 or 16%. This decrease is primarily related to a reduction in management bonuses for 2008.

Interest Income. We had interest income of $837,000 for 2008 compared with $961,000 for 2007. The decrease of $124,000, or 13%, resulted from lower average yields on our interest paying investments offset partially by higher average cash equivalent and short-term investment balances during 2008 compared with 2007 (see "Liquidity and Capital Resources").

Income Tax Expense. We recorded income tax expense of $1,938,000 during 2008. This reflected an estimated effective tax rate for the year of 35%. During 2007, we recorded an income tax expense totaling $3,170,000 representing our normal tax provision and an effective tax rate of 36%. This was partially offset by a benefit recorded for prior year R&D Credits totaling approximately $1,700,000 which decreased our effective tax rate to 17%. We recorded these R&D Credits as a result of having substantially completed a detailed analysis during the third quarter of 2007 which substantiated and quantified our ability to claim the credits.

Liquidity and Capital Resources

The following table represents our cash and cash equivalents and short-term investments:

	December 31, 2009	December 31, 2008
	(in Thousands)	
Cash and cash equivalents	$21,677	$25,303
Short-term investments	6,704	—
	$28,381	$25,303

We manage our cash, cash equivalents and short-term investments in order to fund operating requirements and preserve liquidity to take advantage of further business opportunities. Cash and cash equivalents decreased by $3,626,000 and our short-term investments increased by $6,704,000 in 2009.

Cash provided by operating activities during 2009 was $4,253,000 and was attributable to net income of $284,000, plus non-cash adjustments. Non-cash adjustments primarily included depreciation and amortization of $1,438,000, stock option compensation of $1,270,000, loss from equity investment of $492,000, deferred taxes of $261,000 and defined benefit plan expense of $211,000. Additionally, we had a decrease in net operating assets and liabilities of $323,000.

As of December 31, 2009, working capital was $33,542,000 as compared to $30,471,000 at December 31, 2008, an increase of $3,071,000, or 10%. Increases in accounts receivable and short term investments of $6,754,000 and $6,704,000, respectively, were partially offset by decreases in cash and cash equivalents of $3,626,000 and increases in accounts payable and accrued liabilities of $6,349,000 and $642,000, respectively. Accounts receivable and accounts payable increased primarily as a result of an $8,772,000 increase in product revenues during the fourth quarter of 2009 compared with product revenues in the fourth quarter of 2008 and related increase in inventory purchasing required to support the higher revenues. Accrued liabilities increase primarily due to a reserve of $500,000 recorded for the WET lawsuit. Our cash and cash equivalents decreased due to the investments made in short-term investments offset partially by positive cash flow generated during the year from all activities. Our short-term investments consist entirely of Certificates of Deposit ("CD's"). The CD's are held by 27 different financial institutions with no individual deposit exceeding $250,000 at any individual institution. Our entire CD portfolio is therefore protected by insurance provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company had no short-term investments at December 31, 2008.

Cash used in investing activities was $8,717,000 during 2009, reflecting purchases of short-term investments of $6,704,000, cash paid to acquire new patents and patent application filings of $830,000, purchases of property and equipment totaling $744,000, cash invested in corporate owned life insurance of $328,000 and cash invested in ZT Plus of $111,000. Purchases of property and equipment for the period are primarily related to new equipment purchases for newly launched production programs.

Cash provided by financing activities was $852,000 during 2009, primarily representing proceeds of Common Stock option exercises of $861,000.

We have a $10,000,000 credit line ("Revolving Credit Line") with Comerica Bank to fund future working capital requirements. At December 31, 2009, no revolving loans were outstanding. Loans under the Revolving Credit Agreement are limited to an amount equal to the Borrowing Base, as defined by the credit agreement. The Borrowing Base is equal to 85% of Eligible Domestic accounts receivable (as defined by the agreement), plus the lesser of 60% of Eligible Foreign accounts receivable (as defined by the agreement) or $3,000,000, plus 50% of Eligible Inventory (as defined by the agreement), plus 100% of the market value of Eligible Securities (as defined by the agreement). The Revolving Credit Line also provides for a letter of credit sub-facility of $5,000,000. At December 31, 2009 outstanding letters of credit were $165,000. At December 31, 2009 the Borrowing Base was greater than $10,000,000 and $9,835,000 was available under the Revolving Credit Line. Loans bear interest at a Daily Adjusting LIBOR Rate, as defined by the credit agreement, plus an Applicable Margin of 3.00%. The Daily Adjusting LIBOR Rate at December 31, 2009 was 0.23%. The Revolving Credit Line is secured by all of the Company's assets and expires on November 1, 2010. Under the terms of the credit agreement, the Company must maintain certain financial ratios including a minimum tangible net worth ratio, minimum EBITDA, as defined by the credit agreement. At December 31, 2009 the Company was in compliance with all terms of the credit agreement as amended.

BSST is engaged in a research and product development effort to improve the efficiency of thermoelectric devices. Amerigon and Dr. Lon E. Bell own 85% and 15%, respectively, of the outstanding interests in BSST. Outstanding incentive and option agreements for BSST management could reduce Amerigon's 85% ownership interest to 82% if all of the options are exercised. The Company has, as the majority owner of BSST, certain funding obligations to BSST of up to $500,000 per year; however, the Company has the option to fund additional amounts to BSST if the Board of Directors of BSST so requests.

The Company has funded its financial needs from inception primarily through net proceeds received through its initial public offering as well as other equity and debt financing activities. Based on its current operating plan, management believes cash and equivalents at December 31, 2009 along with proceeds from future revenues are sufficient to meet operating needs for the foreseeable future.

Recent Accounting Pronouncements

Noncontrolling Interests

(Included in ASC 810 "Consolidation", previously SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51")

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of financial Accounting Standard No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest in a gain or loss when a subsidiary is deconsolidated. SFAS 160 requires that a noncontrolling interest, previously referred to as a minority interest, be reported as part of equity in the Consolidated Financial Statements and that losses be allocated to the noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributable to the controlling interest. A 15 percent noncontrolling interest in Amerigon's subsidiary BSST is held by BSST President and CEO Dr. Lon Bell.

Determination of the Useful Life of Intangible Assets

(Included in ASC 350 "Intangibles — Goodwill and Other", previously FSP SFAS No. 142-3 "Determination of the Useful Lives of Intangible Assets")

In April 2008, the FASB issued FASB Staff Position ("FSP") FAS 142-3, "Determination of the Useful Life of Intangible Assets". FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets". The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (Revised 2007), Business Combinations, and other U.S. Generally Accepted Accounting Principles. We adopted this FSP effective January 1, 2009 and it had no impact on our operating results and financial position.

Subsequent Events

(Included in Accounting Standards Codification ("ASC") 855 "Subsequent Events", previously SFAS No. 165 "Subsequent Events")

In May 2009, the FASB issued Statement No. 165, "Subsequent Events" ("SFAS 165"). SFAS 165 requires that an entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. The standard also requires entities to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009, and is to be applied prospectively. Accordingly, the Company adopted the provisions of SFAS 165 in the Second Quarter 2009. The adoption of the provisions of SFAS 165 did not have a material effect on the Company's consolidated financial condition, results of operations, or cash flows. In accordance with SFAS 165, the Company has evaluated subsequent events through the date that the consolidated financial statements were issued. No events have taken place that meet the definition of a subsequent event that requires disclosure in this filing.

FASB Accounting Standards Codification

(Accounting Standards Update ("ASU") 2009-01)

In June 2009, the FASB issued Statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("SFAS 168"). SFAS 168, or the FASB Accounting Standards Codification ("Codification"), will become the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. SFAS 168 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

Consolidation of Variable Interest Entities — Amended

(To be included in ASC 810 "Consolidation", SFAS No. 167 "Amendments to FASB Interpretation No. 46(R)")

SFAS No. 167 amends FASB Interpretation No. 46(R) "Consolidation of Variable Interest Entities regarding certain guidance for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. SFAS No. 167 is effective for the first annual reporting period beginning after November 15, 2009, with earlier adoption prohibited. The Company will adopt SFAS No. 167 in 2010 and does not anticipate any material impact on the Company's consolidated financial statements.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements (as such term is defined in Item 303(a)(4)(ii) of Regulation S-K (17 CFR 229.303)) that have, or are deemed to be reasonably likely to have, a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

Tabular Disclosure of Contractual Obligations

As of December 31, 2009, the following amounts, aggregated by type of contract obligation, are known to come due in the periods stated:

	Payments due by period (in thousands)				
Contractual Obligations	**Total**	**Less than 1 Yr**	**1-3 Yrs**	**3-5 Yrs**	**More than 5 Yrs**
Operating Lease Obligations	$3,317	$918	$1,677	$722	$—

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We currently place our investments in Certificates of Deposits with multiple banks. We havein the past, and may in the future, also place our investments in debt instruments of the U. S. government and in high-quality corporate issuers. Our investment policy seeks to ensure the safety and preservation of our invested funds by limiting default risk and market risk. We have no investments denominated in foreign country currencies and therefore are not presently subject to foreign exchange risk.

The table below presents the carrying value and related weighted average interest rates for our investment portfolio. The Company considers all highly liquid investments purchased with original maturities of less than 90 days to be cash equivalents. The Certificates of Deposit are held by 27 different financial institutions with no individual deposit exceeding $250,000 at any individual institution. Our entire CD portfolio is therefore protected by insurance provided by the Federal Deposit Insurance Corporation ("FDIC"). All of the marketable securities shown in below are expected to mature during 2010. The carrying value approximates fair value at December 31, 2009.

Marketable Securities	**Carrying Value**	**Average Rate of Return at December 31, 2009**
Money Market Mutual Funds	$19,172,000	0.01%
Certificates of Deposit	6,704,000	0.67%

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Supplementary Financial Information—Selected Quarterly Financial Data

Unaudited Quarterly Financial Data
For the Years Ended December 31, 2009 and 2008
(In thousands, except per share data)

	For the three months ended,			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Product revenues	$10,170	$10,715	$18,442	$21,598
Gross margin	2,418	2,531	4,545	6,265
Operating income (loss)	(1,477)	(1,209)	1,219	2,375
Net income (loss)	(936)	(869)	789	1,300
Loss attributable to non-controlling interest(1)	—	—	342	97
Net income (loss) attributable to Amerigon Incorporated	(936)	(869)	1,131	1,379
Basic earnings (loss) per share	(0.04)	(0.04)	0.05	0.07
Diluted earnings (loss) per share	(0.04)	(0.04)	0.05	0.06

	For the three months ended,			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Product revenues	$17,360	$16,796	$16,631	$12,826
Gross margin	5,559	5,279	4,833	2,856
Operating income	1,842	1,750	854	108
Net income	1,371	1,254	648	291
Basic earnings per share	0.06	0.06	0.03	0.01
Diluted earnings per share	0.06	0.06	0.03	0.01

(1) A change accounting method under ASC 810 "Consolidation" effective during 2009 requires that a noncontrolling interest, previously referred to as a minority interest, be reported as part of equity in the Consolidated Financial Statements and losses be allocated to the noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributable to the controlling interest. A 15% non controlling interest in our subsidiary BSST is held by BSST President and CEO Dr. Lon Bell. The change, which was effective on January 1, 2009, was not included in the first and second quarters as reported, and as a result, the 2009 third quarter reflects the year to date benefit for this adjustment which increased net income attributable to Amerigon by $342, or $0.01 per diluted share. The amount of the benefit related to the first and second quarters included in this amount was $116 and $125, respectively.

The sum of the quarterly amounts shown above may not be the same as the annual totals shown in our consolidated financial statements or elsewhere in this report due to rounding. The audited consolidated financial statements and related financial information required to be filed hereunder are indexed on page F-1 of this report and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures and of our internal control over financial reporting, both as of December 31, 2009. Based on their evaluation, our principal executive and principal financial officers have concluded that these controls and procedures are effective as of December 31, 2009. There was no change in our internal control over financial reporting identified in connection with such evaluation that occurred during our fourth fiscal quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management's Report On Internal Control Over Financial Reporting

Management of Amerigon Incorporated (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of December 31, 2009, the Company's internal control over financial reporting is effective at the reasonable assurance level based on those criteria.

Our independent registered public accounting firm, Grant Thornton LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report included under Item 15.

February 19, 2010

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from the information contained under the captions entitled "Board of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Audit Committee" and "Code of Ethics" in our definitive proxy statement to be filed with the SEC in connection with our 2010 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the information contained under the captions entitled "Director Compensation," "Executive Compensation," "Summary Compensation Table," "Compensation Committee Interlocks and Insider Participation," "Option Grants in the Last Fiscal Year," "Aggregated Options Exercised and Year-End Values" and "Report of the Compensation Committee on Executive Compensation" in our definitive proxy statement to be filed with the SEC in connection with our 2010 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the information contained under the captions entitled "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans" in our definitive proxy statement to be filed with the SEC in connection with our 2010 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from the information contained under the caption entitled "Certain Transactions" and "Independence of the Board of Directors" in our definitive proxy statement to be filed with the SEC in connection with our 2010 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the information contained under the caption entitled "Report of the Audit Committee" in our definitive proxy statement to be filed with the SEC in connection with our 2010 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements.

The following financial statements of the Company and report of independent accountants are included in Item 8 of this Annual Report:

2. Financial Statement Schedule.

The following Schedule to Financial Statements is included herein:

Schedule II—Valuation and Qualifying Accounts.

3. Exhibits.

The exhibits to this Report are as follows:

Exhibit Number	Description
3.1.1	Articles of Incorporation(1)
3.1.2	Plan of Merger dated March 23, 2005 by which the Articles of Incorporation were amended effective as of May 20, 2005(1)
3.1.3	Certified Resolution of the Board of Directors of the Company Establishing and Designating the Relative Rights and Preferences of Series B Stock filed as an Amendment to the Articles of Incorporation(18)
3.2.1	Bylaws of the Company(1)
3.2.2	First Amendment to Bylaws of the Company(13)
4.1	Rights Agreement dated January 26, 2009 by and between the Company and Computershare Trust Company, N.A., as Rights Agent(18)
10.1*	1993 Stock Option Plan(3)
10.2.1*	Amended and Restated 1997 Stock Incentive Plan(4)
10.2.2*	First Amendment to Amended and Restated 1997 Stock Incentive Plan(1)
10.2.3*	Second Amendment to Amended and Restated 1997 Stock Incentive Plan(1)
10.3.1*	2006 Equity Incentive Plan(11)
10.3.2*	Amendment to 2006 Equity Incentive Plan(12)
10.3.3*	Second Amendment to 2006 Equity Incentive Plan(13)
10.3.4*	Third Amendment to 2006 Equity Incentive Plan(19)
10.4.1	Option and License Agreement dated as of November 2, 1992 between the Company and Feher Design, Inc.(3)

Exhibit Number	Description
10.4.2	Amendment to Option and License Agreement between the Company and Feher Design dated September 1, 1997(5)
10.5	Manufacturing and Supply Agreement between the Company and Ferrotec Corporation dated March 28, 2001(6)
10.6.1*	Assignment and Subscription Agreement between BSST LLC and Dr. Lon E. Bell dated September 4, 2000(8)
10.6.2*	First Amendment to Assignment and Subscription Agreement between BSST LLC and Dr. Lon E. Bell dated September 4, 2000(10)
10.7	Revenue Sharing Agreement between BSST LLC and Dr. Lon E. Bell dated September 4, 2000(8)
10.8.1	Amended and Restated Operating Agreement of BSST LLC dated May 30, 2001(7)
10.8.2	First Amendment dated November 13, 2001 to Amended and Restated Operating Agreement of BSST LLC(10)
10.8.3	Second Amendment dated June 1, 2005 to Amended and Restated Operating Agreement of BSST LLC(10)
10.8.4	Third Amendment dated May 17, 2007 to Amended and Restated Operating Agreement of BSST LLC(14)
10.9	Cross License Agreement between the Company and BSST LLC dated November 19, 2002(9)
10.10	Reversionary Rights Agreement between BSST LLC and Dr. Lon E. Bell dated May 17, 2007(14)
10.11.1	Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank dated as of October 28, 2005(15)
10.11.2	First Amendment, dated as of February 6, 2008, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank(16)
10.11.3	Second Amendment, dated as of April 30, 2008, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank(16)
10.11.4	Third Amendment, dated as of October 7, 2008, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank(21)
10.11.5	Fourth Amendment, dated as of August 6, 2009, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank(20)
10.11.6	Fifth Amendment, dated as of September 3, 2009, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank(21)
10.11.7	Sixth Amendment, dated as of February 9, 2010, to the Amended and Restated Credit Agreement between Amerigon Incorporated and Comerica Bank
10.12	Guaranty of BSST LLC in favor of Comerica Bank dated as of April 30, 2008(16)
10.13	Security Agreement (All Assets) by Amerigon Incorporated in favor of Comerica Bank dated as of October 28, 2005(15)
10.14	Patent and Trademark Security Agreement by Amerigon Incorporated in favor of Comerica Bank dated as of October 28, 2005(15)
10.15	Security Agreement (All Assets) by BSST LLC in favor of Comerica Bank dated as of November 14, 2002(15)
10.16	Patent and Trademark Security Agreement by Amerigon Incorporated in favor of Comerica Bank dated as of November 14, 2002(15)

Exhibit Number	Description
10.17 *	The Executive Nonqualified Defined Benefit Plan of Amerigon Incorporated effective as of April 1, 2008(17)
21	List of Subsidiaries
23.1	Consent of Grant Thornton LLP
31.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)/15d-14(a)
31.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)/15d-14(a)
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Indicates management contract or compensatory plan or arrangement.

(1) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed May 25, 2005 and incorporated herein by reference.

(2) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Company's Registration Statement on Form SB-2, as amended, File No. 33-61702-LA, and incorporated by reference.

(4) Previously filed as an exhibit to the Company's Definitive Proxy Statement on Schedule 14A with respect to the Company's 2001 Annual Meeting of Stockholders and incorporated herein by reference.

(5) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 1997 and incorporated herein by reference.

(6) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2001 and incorporated herein by reference.

(7) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed June 18, 1999 and incorporated herein by reference.

(8) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference.

(9) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference.

(10) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed June 6, 2005 and incorporated herein by reference.

(11) Previously filed as an exhibit to the Company's Definitive Proxy Statement on Schedule 14A with respect to the Company's 2006 Annual Meeting of Stockholders and incorporated herein by reference

(12) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2006 and incorporated herein by reference.

(13) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed March 20, 2007 and incorporated herein by reference.

(14) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed August 7, 2007 and incorporated herein by reference.

(15) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed November 1, 2005 and incorporated herein by reference.

(16) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed May 2, 2008 and incorporated herein by reference.

(17) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed August 11, 2008 and incorporated herein by reference.

(18) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed January 27, 2009 and incorporated herein by reference.

(19) Previously filed as an exhibit to the Company's Definitive Proxy Statement on Schedule 14A with respect to the Company's 2009 Annual Meeting of Stockholders and incorporated herein by reference.

(20) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed August 10, 2009 and incorporated herein by reference.

(21) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed November 9, 2009 and incorporated herein by reference.

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO FINANCIAL STATEMENTS

AMERIGON INCORPORATED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 21,677	$ 25,303
Short-term investments	6,704	—
Accounts receivable, less allowance of $292 and $318, respectively	15,073	8,292
Inventory	2,541	2,641
Deferred income tax assets	927	986
Prepaid expenses and other assets	780	417
Total current assets	47,702	37,639
Equity investment	22	—
Property and equipment, net	3,271	4,274
Patent costs, net of accumulated amortization of $490 and $298, respectively	3,727	3,156
Deferred income tax assets	7,133	7,334
Other non-current assets	527	196
Total assets	$ 62,382	$ 52,599
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 10,222	$ 3,872
Accrued liabilities	3,738	3,096
Deferred manufacturing agreement—current portion	200	200
Total current liabilities	14,160	7,168
Pension benefit obligation	377	142
Deferred manufacturing agreement—long term portion	50	250
Total liabilities	14,587	7,560
Shareholders' equity:		
Common Stock:		
No par value; 30,000,000 shares authorized, 21,486,309 and 21,205,492 issued and outstanding at December 31, 2009 and 2008, respectively	61,971	60,727
Paid-in capital	23,986	22,720
Accumulated other comprehensive income	59	97
Accumulated deficit	(37,782)	(38,505)
Total Amerigon, Inc. shareholders' equity	48,234	45,039
Non-controlling interest	(439)	—
Total shareholders' equity	47,795	45,039
Total liabilities and shareholders' equity	$ 62,382	$ 52,599

The accompanying notes are an integral part of these financial statements

AMERIGON INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended December 31,		
	2009	**2008**	**2007**
Product revenues	$60,925	$63,613	$63,630
Cost of sales	45,166	45,086	42,302
Gross margin	15,759	18,527	21,328
Operating costs and expenses:			
Research and development expenses	8,097	9,245	7,545
Reimbursed research and development expenses	(2,103)	(2,462)	(2,464)
Net research and development expenses	5,994	6,783	5,081
Selling, general and administrative expenses	8,857	7,190	8,542
Total operating costs and expenses	14,851	13,973	13,623
Operating income	908	4,554	7,705
Interest income	10	837	961
Loss from equity investment	(492)	—	—
Other income	183	111	179
Earnings before income tax	609	5,502	8,845
Income tax expense	325	1,938	1,470
Net income	284	3,564	7,375
Plus: Loss attributable to non-controlling interest	439	—	—
Net income attributable to Amerigon Inc.	$ 723	$ 3,564	$ 7,375
Basic earnings per share	$ 0.03	$ 0.16	$ 0.34
Diluted earnings per share	$ 0.03	$ 0.16	$ 0.33
Weighted average number of shares—basic	21,402	21,981	21,636
Weighted average number of shares—diluted	21,771	22,366	22,627

The accompanying notes are an integral part of these financial statements

AMERIGON INCORPORATED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Common Stock		Paid-in Capital	Accumulated Deficit	Loss on Pension Benefit Obligation	Currency Translation Adjustment	Total Amerigon Equity	Non-Controlling Interest	Total
	Shares	Amount							
Balance at December 31, 2006	21,335	$61,606	$21,024	$(49,444)	$ —	$ (12)	$33,174	$ —	$33,174
Exercise of Common Stock options for cash	342	1,033	—	—	—	—	1,033	—	1,033
Common Stock issued to employees	49	389	—	—	—	—	389	—	389
Cashless exercise of Warrants	192	—	—	—	—	—	—	—	—
Stock option compensation	—	—	742	—	—	—	742	—	742
Comprehensive income:									
Currency translation	—	—	—	—	—	(4)			
Net income	—	—	—	7,375	—	—			
Total comprehensive income							7,371	—	7,371
Balance at December 31, 2007	21,918	$63,028	$21,766	$(42,069)	$ —	$ (16)	$42,709	$ —	$42,709
Exercise of Common Stock options for cash	197	759	(155)	—	—	—	604	—	604
Common Stock issued to employees	37	437	—	—	—	—	437	—	437
Repurchase of Common Stock	(947)	(3,497)	—	—	—	—	(3,497)	—	(3,497)
Stock option compensation	—	—	1,109	—	—	—	1,109	—	1,109
Comprehensive income:									
Currency translation	—	—	—	—	—	113			
Net income	—	—	—	3,564	—	—			
Total comprehensive income							3,677	—	3,677
Balance at December 31, 2008	21,205	$60,727	$22,720	$(38,505)	$ —	97	$45,039	$ —	$45,039
Exercise of Common Stock options for cash	277	865	(4)	—	—	—	861	—	861
Common Stock issued to employees and consultants	4	379	—	—	—	—	379	—	379
Stock option compensation	—	—	1,270	—	—	—	1,270	—	1,270
Loss attributable to non-controlling interest								(439)	(439)
Comprehensive income:									
Net loss on pension benefit obligation	—	—	—	—	(24)	—			
Currency translation	—	—	—	—	—	(14)			
Net income	—	—	—	723	—	—			
Total comprehensive income							685	—	685
Balance at December 31, 2009	21,486	$61,971	$23,986	$(37,782)	$(24)	$ 83	$48,234	$(439)	$47,795

The accompanying notes are an integral part of these financial statements

AMERIGON INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2009	2008	2007
Operating Activities:			
Net income	$ 284	$ 3,564	$ 7,375
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	1,438	1,373	654
Deferred income tax expense	261	1,432	1,314
Stock option compensation	1,270	1,109	742
Provision for doubtful accounts	(26)	(224)	315
Loss on disposal of property and equipment	—	10	14
Defined benefit plan expense	211	142	—
Loss from equity investment	492	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(6,754)	3,603	(2,658)
Inventory	100	(421)	2,150
Prepaid expenses and other assets	(392)	179	(312)
Accounts payable	6,349	(4,767)	3,025
Accrued liabilities	1,020	(455)	1,618
Net cash provided by operating activities	4,253	5,545	14,237
Investing Activities:			
Purchases of short-term investments	(6,704)	(3,100)	(38,862)
Sales and maturities of short-term investments	—	27,025	27,013
Equity investment	(111)	—	—
Cash invested in corporate owned life insurance	(328)	(191)	—
Purchase of property and equipment	(744)	(1,712)	(2,751)
Patent costs	(830)	(654)	(1,936)
Net cash provided by (used in) investing activities	(8,717)	21,368	(16,536)
Financing Activities:			
Cash used to repurchase common stock	—	(3,497)	—
Cash paid for financing costs	(9)	—	—
Proceeds from sale of common stock, net of cash expenses	861	604	1,033
Net cash provided by (used in) financing activities	852	(2,893)	1,033
Foreign currency effect on cash and cash equivalents	(14)	113	(4)
Net (decrease) increase in cash and cash equivalents	(3,626)	24,133	(1,270)
Cash and cash equivalents at beginning of period	25,303	1,170	2,440
Cash and cash equivalents at end of period	$21,677	$25,303	$ 1,170
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 46	$ —	$ —
Cash paid for taxes	$ 321	$ 188	$ 256
Supplemental disclosure of non-cash transactions:			
Common stock issued to employees and consultants	$ 379	$ 437	$ 389
Contribution to equity investment	$ 404	$ —	$ —

The accompanying notes are an integral part of these financial statements

(In thousands, except share and per share data)

Note 1 — The Company

The Company designs, develops and markets proprietary technology electronic components and systems for sale to car and truck original equipment manufacturers ("OEMs"). The Company's primary product is the Climate Control Seat™ ("CCS™"), which provides year-round comfort by providing both heating and cooling to seat occupants. The Company has shipped approximately 5,300 units of its CCS product through 2009. Although the Company markets CCS to OEMs, the Company's primary customers are the OEM's tier one seating suppliers including, Johnson Controls, Inc. ("JCI"), Lear Corporation ("Lear"), Bridgewater Interiors, LLC ("Bridgewater"), NHK Spring Company, Ltd ("NHK"), Marubeni Vehicle Corporation ("Marubeni"), Dymos Incorporated ("Dymos"), Faurecia NHK Kyusyu Co. Ltd ("Faurecia NHK"), Faurecia Wuhan Auto Seating ("Faurecia Wuhan"), Tacle Seating USA ("Tacle") and Magna Seating of America, Inc.("Magna").

Since the initial introduction of CCS, we have introduced new designs that incorporated improvements in electrical efficiency, size, weight, and noise and are more versatile. These include our Micro Thermal Module™ ("MTM™" or "MTM") technology and our CCS II configuration. Further improvements in engineering design are currently in development and are expected to be introduced on future vehicle models.

In 2008, we launched a heated and ventilated only variant of the CCS. This product works in a similar fashion to our CCS, only there is no active cooling capability and no TED. In the cooling mode, the vent only system will use the ambient cabin air to provide a degree of cooling comfort to the seat occupant. In the heating mode, the vent only system will be supplemented with more traditional resistive heating elements. This system has a lower price and is targeted to certain lower cost vehicle models and certain geographical markets.

The Company has an 85% interest in BSST LLC ("BSST"). BSST is engaged in a program to improve the efficiency of TEDs and to develop, market and distribute new products based on this technology.

As described more fully in Note 14 below, on September 1, 2009, BSST entered into a partnership agreement with 5N Plus Inc., a Canadian corporation specializing in production of high-purity metals ("5N Plus"), to form ZT Plus. ZT Plus' objective is the discovery and testing of new materials that show increased thermoelectric efficiency. BSST and 5N Plus each hold a 50% interest in ZT Plus.

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation

Consolidation

The consolidated financial statements at December 31, 2009, reflect the consolidated financial position and consolidated operating results of the Company, BSST and Amerigon Asia Pacific Inc. Intercompany accounts have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of less than 90 days to be cash equivalents.

Short-Term Investments

The Company's short-term investments at December 31, 2009 consisted of $6,704 of Certificates of Deposit ("CD's"). The CD's are held by 27 different financial institutions with no individual deposit exceeding $250 at any individual institution. Our entire CD portfolio is therefore protected by insurance provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company had no short-term investments at December 31, 2008.

(In thousands, except share and per share data)

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)

Disclosures About Fair Value of Financial Instruments

The carrying amounts of all financial instruments, comprising cash and cash equivalents, short-term investments and accounts receivable approximate fair value because of the short maturities of these instruments.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accrued Warranty Costs

The Company recognizes an estimated cost associated with its standard warranty on CCS products at the time of sale. The amount recognized is based on estimates of future failure rates and current claim cost experience. The following is a reconciliation of the changes in accrued warranty costs for the reporting period:

	December 31,	
	2009	2008
Balance at beginning of year	$832	$698
Warranty claims paid	(25)	(25)
Expense	161	159
Balance at end of year	$968	$832

Concentration of Credit Risk

Financial instruments, which subject the Company to concentration of credit risk, consist primarily of cash equivalents, short-term investments and accounts receivable. Cash equivalents consist of money market funds managed by major U.S. financial services companies. The credit risk for these cash equivalents is considered limited. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility and does not require collateral. As of December 31, 2009 Lear, Bridgewater and JCI comprised 39%, 16%, and 12% respectively, of the Company's accounts receivable balance. As of December 31, 2008 Lear and Bridgewater comprised 50% and 20%, respectively, of the Company's accounts receivable balance. These accounts are currently in good standing.

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)

Inventory

Inventory is valued at the lower of cost (the first-in, first-out basis) or market. The Company provides a reserve for obsolete and slow moving inventories based upon estimates of future sales and product redesign. The following is a reconciliation of the changes in the inventory reserve (in thousands):

	December 31,	
	2009	2008
Balance at beginning of year	$ 805	$ 337
Expense	2	860
Inventory write off	(175)	(392)
Balance at end of year	$ 632	$ 805

Deferred Manufacturing Agreement

The Manufacturing and Supply Agreement ("Ferrotec Agreement") created by the $2 million payment received in 2001 from Ferrotec Manufacturing ("Ferrotec"), a Tokyo-based manufacturer, (Note 10) is being amortized on a straight line basis through April 2011. This amortization is reported in other income.

Property and Equipment

Property and equipment, including additions and improvements, are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. When property or equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Gains or losses from retirements and disposals are recorded as operating income or expense.

Depreciation and amortization are computed using the straight-line method. The estimated useful lives of the Company's property and equipment are as follows:

Asset Category	Useful Life
Equipment	5 years
Computer equipment and software	1 to 3 years
Leasehold improvements	Shorter of estimated life or term of lease
Production tooling	Estimated life of tool (2 to 5 years)

Patent Costs

Patent costs include the direct legal expenses and patent office filing fees related to internally developed patents and cost of purchased patent rights. Patent costs are amortized upon issuance using the straight-line method over their estimated economic useful life which is generally 17 years. Estimated useful lives are evaluated annually and, where appropriate, the lives and related amortization expense are adjusted on a prospective basis.

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)

Impairments of Long-Lived Assets

Whenever events or changes in circumstances indicate that carrying amount of a long-lived asset may not be recoverable, the Company will compare the carrying amount of the asset to the amount of the expected future undiscounted cash flows related to the asset to determine if a write down to fair value is required. No such events occurred during 2009.

Product Revenues

The Company sells its products under purchase order contracts issued by its customers. These contracts involve the sale of goods at fixed prices and provide for related transfer of ownership risk to the customer upon shipment from the Company's warehouse location or in some cases upon receipt of the goods at the customers facility. Payment terms of these contracts range from 30 to 105 days from the date of shipment. The Company does not extend cash discounts for early payment. Revenue is recognized on the date of shipment of the goods.

Litigation Reserves

We record estimated future costs related to new or ongoing litigation. These estimates include costs associated with attorney fees and potential claims and assessments less any amounts recoverable under insurance policies.

Tooling

The Company incurs costs related to tooling used in the manufacture of products sold to its customers. In some cases, the Company enters into contracts with its customers whereby the Company incurs the costs to design, develop and purchase tooling and is then reimbursed by the customer under a reimbursement contract. Tooling costs that will be reimbursed by customers are included in prepaid and other current assets at the lower of accumulated cost or the customer reimbursable amount. Company-owned tooling is included in property and equipment and depreciated over its expected useful life, generally two to five years. Management periodically evaluates the recoverability of tooling costs, based on estimated future cash flows, and makes provisions, where appropriate, for tooling costs that will not be recovered.

Research and Development Expenses

Research and development activities are expensed as incurred. The Company groups development and prototype costs and related reimbursements in research and development.

On June 29, 2007, the Company amended its exclusive development agreement with Visteon related to certain proprietary TED technology for automotive applications, permitting the Company to undertake further development with a limited number of additional development partners. Under the terms of the amendment, BSST acquired Visteon's Thermoelectric-based HVAC systems technology and is now permitted to seek additional partners in Asia and Europe. The cost of the acquisition of these Visteon patents was $1,500 and has been capitalized as Patent Costs on the Consolidated Balance Sheet as of December 31, 2009 and 2008 less accumulated amortization. BSST is now working to select additional development partners to expand the market for Theremoelectric-based HVAC systems in the automotive market.

(In thousands, except share and per share data)

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)

During 2004, the Company received a Financial Assistance Award from the U.S. Department of Energy ("DOE"). Under the terms of the award, the DOE is expected to reimburse the Company for 75% of certain development costs over the course of a four phase project on an as incurred basis. As of December 31, 2009, we have received a total of $6,167 in program funding from the DOE since the program began in 2005. Additional reimbursements are expected as the program continues. The reimbursement and progress of the program is subject to certain budget restraints of the U.S. Federal Government ("US Government"). The terms of the award provide for the Company to retain ownership of intellectual property developed during the course of the program. The agreement also grants the US Government a non-exclusive, nontransferable, irrevocable, paid-up license to that intellectual property.

During 2008, BSST LLC was named as a partner in another DOE project to develop a highly-efficient thermoelectric heating and cooling system for automobiles that will substantially reduce energy consumption, engine load and ultimately greenhouse gas emissions. The goal of the 36-month, up to $8.4 million project is to create a zonal heating and cooling system for automobiles that heats or cools the vehicle occupants, rather than the entire cabin and its components, thereby reducing the energy consumed by existing heating/cooling systems by one third. Ford Motor Company was selected to lead the project with partners including Visteon, the DOE's National Energy Renewable Laboratory, and Ohio State University, along with BSST. BSST's role is to design and develop the thermoelectric core of the heating and cooling system. The entire $8.4 million project will be performed on a cost share basis with DOE paying $4.2 million and the partners sharing in a matching $4.2 million.

The Company recognizes amounts due as reimbursements for expenses as these expenses are incurred.

Income Taxes

We record income tax expense using the liability method which specifies that deferred tax assets and liabilities be measured each year based on the difference between the financial statement and tax bases of assets and liabilities at the applicable enacted Federal and State tax rates. A valuation allowance is provided for net deferred tax assets when management considers it more likely than not that the asset will not be realized. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We recognize interest and penalties related to income tax matters in income tax expense.

Net Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of Common Stock. The Company's diluted earnings per common share give effect to all potential shares of Common Stock outstanding during a period that are not anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used in determining the number of shares assumed to be purchased from the conversion of Common Stock equivalents.

(In thousands, except share and per share data)

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)

Stock Based Compensation

Share-based payments to employees, including grants of employee stock options are recognized in the financial statements as compensation expense based upon the fair value on the date of grant. The Company's stock option compensation expense and related deferred tax benefit were $1,270 and $103 for the year ended December 31, 2009, $1,109 and $138, respectfully, for the year ended December 31, 2008, and $742 and $81, respectively, for the year ended December 31, 2007.

Note 3 — Details of Certain Financial Statement Components

	December 31,	
	2009	2008
Inventory:		
Raw materials	$ —	$ 189
Finished Goods	2,541	2,452
	$ 2,541	$ 2,641
Property and equipment:		
Equipment	$ 1,909	$ 2,048
Production tooling	2,018	1,885
Leasehold improvements	1,896	1,878
Computer equipment and software	960	1,014
Construction in progress	189	—
	6,972	6,825
Less: Accumulated depreciation	(3,701)	(2,551)
	$ 3,271	$ 4,274
Accrued liabilities:		
Accrued warranty	$ 968	$ 832
Accrued management bonuses	719	569
Accrued salaries and benefits	423	375
Other accrued liabilities	1,628	1,320
	$ 3,738	$ 3,096

(In thousands, except share and per share data)

Note 4 — Income Taxes

The deferred tax assets and deferred tax liabilities and related valuation allowance were comprised of the following:

	December 31,	
	2009	2008
Deferred tax assets:		
Net operating losses	$12,403	$12,684
Research and development credits	2,639	2,365
Valuation reserves and accrued liabilities	1,007	1,069
Other credits	437	455
Depreciation	128	134
Deferred revenue	90	161
Other	602	481
	17,306	17,349
Deferred tax liabilities:		
Patent costs	(658)	(407)
Property and equipment	(226)	(226)
Accounts receivable	(127)	(162)
Other	(11)	(10)
	(1,022)	(805)
Valuation allowance	(8,224)	(8,224)
Net deferred tax asset	$ 8,060	$ 8,320

During the third quarter 2007, the Company substantially completed a study of its research and development activities and related expenses for the period from 1999 through 2006. As a result of this study, the Company determined that its research and development expenses qualify for certain Federal and state research and development tax credits ("R&D Credits") of approximately $1,700 for that period. As a result of these findings, the Company recorded a deferred tax benefit and related deferred tax asset during the year ended December 31, 2007 for the R&D Credits earned prior to December 31, 2006. The Company has qualified for further R&D Credits for its research and development activities occurring during 2009, 2008 and 2007, and accordingly has recorded deferred tax benefits and deferred tax assets as of and for each of the three years ended December 31, 2009.

Reconciliations between the statutory Federal income tax rate of 34% and the effective rate of income tax expense for each of the three years in the period ended December 31, 2009 are as follows:

	Year Ended December 31,		
	2009	2008	2007
Statutory Federal income tax rate	34.0%	34.0%	34.0%
Increase (Decrease) resulting from:			
State Tax, net of federal benefit	8.8%	3.5%	2.2%
Nondeductible expenses	4.1%	0.6%	0.3%
Nondeductible stock option compensation	55.5%	4.6%	2.0%
R&D Credits	(49.8%)	(9.5%)	(22.9%)
Other	0.8%	2.0%	1.0%
Effective rate	53.4%	35.2%	16.6%

(In thousands, except share and per share data)

Note 4 — Income Taxes (Continued)

The Company has Federal Net Operating Loss ("NOL") carryforwards of $44,204 at December 31, 2009, which expire between 2009 and 2023. Approximately $29,311 of the Federal NOLs were incurred prior to the June 8, 1999 Preferred Financing, which qualified as a change in ownership under Section 382 of the Internal Revenue Code ("IRC"). Due to this change in ownership, the NOL accumulated prior to the change in control can only be utilized against current earnings up to a maximum annual limitation of approximately $591. As a result of the annual limitation, approximately $23,400 of these carryforwards are expected to expire before ultimately becoming available to reduce future tax liabilities. A second change in control took place on September 22, 2006 when an accumulation of trades of the Company's Common Stock by certain of the Company's large shareholders exceeded a three year cumulative amount of 50% of the Company's total Common Stock outstanding. The resulting annual change in control limitation of approximately $8,135 is not expected to have a material impact on the utilization of the amounts of the NOLs subject to this limitation which is approximately $14,893. At December 31, 2009, the Company also has state NOL carryforwards of $4,337 which expire between 2012 and 2015.

The provision for income taxes is comprised of the following:

	Year Ended December 31,		
	2009	2008	2007
Currently payable	$ 64	$ 506	$ 156
Deferred	261	1,432	1,314
	$325	$1,938	$1,470

The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. Due to the Company's history of net operating losses, as of December 31, 2009 we have not concluded any U.S. Federal or state tax matters for any prior year. The U.S. Federal tax return for 2007 is currently under examination by the Internal Revenue Service. No state tax returns are currently under examination.

The reconciliation of the beginning and ending amount of unrecognized tax benefits that would favorably affect the effective income tax rate in the future periods is as follows:

	Year Ended December 31,	
	2009	2008
Balance at beginning of year	$478	$373
Additions based on tax position related to current year	30	105
Additions for tax position of prior years	—	—
Balance at end of year	$508	$478

Note 5 — Financing

The Company has a $10,000 credit line ("Revolving Credit Line") with Comerica Bank to fund future working capital requirements. At December 31, 2009, no revolving loans were outstanding. Loans under the Revolving Credit Agreement are limited to an amount equal to the Borrowing Base, as defined by the credit agreement. The Borrowing Base is equal to 85% of Eligible Domestic accounts receivable (as defined by the agreement), plus the lesser of 60% of Eligible Foreign accounts receivable (as defined by the agreement) or

(In thousands, except share and per share data)

Note 5 — Financing (Continued)

$3,000, plus 50% of Eligible Inventory (as defined by the agreement), plus 100% of the market value of Eligible Securities (as defined by the agreement). The Revolving Credit Line also provides for a letter of credit sub-facility of $5,000. At December 31, 2009 outstanding letters of credit were $165. At December 31, 2009 the Borrowing Base was greater than $10,000 and $9,835 was available under the Revolving Credit Line. Loans bear interest at a Daily Adjusting LIBOR Rate, as defined by the credit agreement, plus an Applicable Margin of 3.00%. The Daily Adjusting LIBOR Rate at December 31, 2009 was 0.23%. The Revolving Credit Line is secured by all of the Company's assets and expires on November 1, 2010. Under the terms of the credit agreement, the Company must maintain certain financial ratios including a minimum tangible net worth ratio, minimum EBITDA, as defined by the credit agreement. At December 31, 2009 the Company was in compliance with all terms of the credit agreement as amended.

Note 6 — Accounting for Stock Based Compensation

On May 18, 2006, the shareholders of the Company approved the Amerigon Incorporated 2006 Equity Incentive Plan (the "2006 Plan") which authorized 1,800,000 shares of common stock to be available for issuance under this plan. On May 14, 2009 the Company's shareholder approved to increase the authorized number of shares under the 2006 Plan to 3,600,000. The 2006 Plan permits the granting of various awards including stock options (including both nonqualified options and incentive options), stock appreciation rights, restricted stock and restricted stock units, performance shares and certain other awards to key employees, outside directors and consultants and advisors of the Company. Prior to the creation of the 2006 Option Plan, the Company issued options under the Amended and Restated 1997 Stock Incentive Plan (the "1997 Plan") and the 1993 Stock Option Plan (the "1993 Plan" and, together with the 2006 Plan and the 1997 Plan, the "Plans"). As of December 31, 2009 the Company had an aggregate of 3,664,916 shares of common stock available to issue under the 2006 Plan and no shares available to issue under either the 1993 Plan or the 1997 Plan.

The 2006 Plan expires in May 2016. The 1997 plan and the 1993 Plan each expired in April 2007 and April 2003, respectively; however, certain options issued under such plans have not expired. The Plans are administered by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions are determined by the Board of Directors at its sole discretion, in order to attract and retain personnel instrumental to the success of the Company. Stock options granted under the Plans have lives for a period of up to ten years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant.

Options are generally granted with various vesting periods generally ranging between three to five years for employees and one year for directors. Option vesting may be accelerated at the discretion of the Board of Directors.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. This model incorporates certain assumptions for inputs including a risk-free interest rate, expected dividend yield of the underlying common stock, expected option life and expected volatility in the market value of the underlying common stock. The following assumptions were used for options issued in the following periods:

	2009	2008	2007
Expected volatility	41-43%	34-36%	36-44%
Weighted average expected volatility	43%	36%	43%
Expected lives	5 yrs.	5 yrs.	5 yrs.
Risk-free interest rate	1.72-1.83%	3.52-4.49%	3.72-4.69%
Expected dividend yield	none	none	none

(In thousands, except share and per share data)

Note 6 — Accounting for Stock-Based Compensation (Continued)

Expected volatilities are based on the historical volatility of the Company's common stock and that of an index of companies in our industry group. Since the Company has little historical data to help evaluate the expected lives of options, we considered several other factors in developing this assumption including the average holding period of outstanding options, their remaining terms and the cycle of our long range business plan. The risk-free interest rate is based upon quoted market yields for United States Treasury debt securities. The expected dividend yield is based upon the Company's history of having never issued a dividend and management's current expectation of future action surrounding dividends.

The following table summarizes stock option activity during the year ended December 31, 2009:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	1,920,783	$6.73		
Granted	909,545	2.95		
Exercised	(277,000)	3.14		
Forfeited	(44,500)	9.54		
Outstanding at December 31, 2009	2,508,828	$5.71	7.38	$6,221
Exercisable at December 31, 2009	1,262,761	$7.05	5.77	$2,206

The weighted-average grant-date fair value of options granted during the year ended December 31, 2009, 2008 and 2007 was $1.17, $3.66 and $5.15, respectively. The total intrinsic value of options exercised during the year ended December 31, 2009, 2008 and 2007 was $251, $2,700 and $5,020, respectively.

As of December 31, 2009, there was $1,600 of total unrecognized compensation cost related to nonvested options and restricted stock outstanding under all of the Company's option plans. That cost is expected to be recognized over a weighted average period of two years. Compensation expense for the year ended December 31, 2009, 2008 and 2007 was $1,270, $1,109 and $742, respectively.

On a cumulative basis, options exercised under all of the Company's option plans have had intrinsic value on the date of exercise in excess of their estimated fair value of approximately $5,083.

On March 6, 2008, the Company issued 12,400 shares of Common Stock and 24,802 shares of restricted stock to certain employees under the 2006 Equity Incentive Plan in lieu of a portion of their 2007 cash bonus. The restricted shares have and will become unrestricted in two equal installments on March 6, 2009 and on March 6, 2010. Compensation expense of $405 related to the unrestricted Common Stock and the first restricted stock installment was recorded under selling, general and administrative expenses in 2007. Compensation expense of $203 related to the second restricted stock installment is being amortized on a straight-line basis over the two year restricted period beginning March 7, 2008 and ending on March 6, 2010.

On March 14, 2007, the Company issued 16,171 shares of Common Stock and 32,349 shares of restricted stock to certain employees under the 2006 Equity Incentive Plan in lieu of a portion of their 2006 cash bonus. The restricted shares became unrestricted in two equal installments on March 14, 2008 and on March 14, 2009. Compensation expense of $389 related to the unrestricted Common Stock and the first restricted stock

(In thousands, except share and per share data)

Note 6 — Accounting for Stock-Based Compensation (Continued)

installment was recorded under selling, general and administrative expenses in 2006. Compensation expense of $194 related to the second restricted stock installment was amortized on a straight-line basis over the two year restricted period beginning March 15, 2007 and ending on March 14, 2009.

Note 7 — Earnings per share

The Company's diluted earnings per share gives effect to all potential common shares outstanding during a period that do not have an anti-dilutive impact to the calculation. In computing the diluted earnings per share, the treasury stock method is used in determining the number of share assumed to be purchased from the conversion of Common Stock equivalents. The following summarizes the shares included in the dilutive shares as disclosed in the statements of operations:

	Year ended December 31,		
	2009	2008	2007
Weighted average number of shares for calculation of basic EPS—			
Common Stock	21,401,644	21,980,510	21,636,260
Stock options under Plans	369,042	385,258	953,910
Shares of Common stock issuable upon the exercise of warrants	—	—	37,084
Weighted average number of shares for calculation of diluted EPS	21,770,686	22,365,768	22,627,254

During the fourth quarter of 2008, we repurchased 946,877 shares of our Common Stock for an aggregate purchase price of $3,496. All of these shares were repurchased pursuant to the stock repurchase plan announced on October 28, 2008 under which the Board of Directors authorized the repurchase of up to $12 million of the Company's Common Stock. The stock repurchase plan expired on October 28, 2009.

The accompanying table represents Common Stock issuable upon the exercise of certain stock options that have been excluded from the diluted earnings calculation because the effect of their inclusion would be anti-dilutive.

	Year ended December 31,		
	2009	2008	2007
Stock options outstanding for the 1993, 1997 and 2006 Stock Options Plans	1,511,000	1,404,783	13,000

Note 8 — Licenses

In 1992, the Company obtained the worldwide license to manufacture and sell technology for a CCS product to individual automotive OEMs. Under the terms of the license agreement, royalties are payable based on cumulative net sales and do not require minimum payments. The Company has recorded royalty expense under this license agreement of $996, $1,002 and $1,117 in 2009, 2008 and 2007, respectively. These royalties are recorded as cost of goods sold.

Note 9 — Commitments

The Company leases its corporate offices in Farmington Hills, Michigan from Eight Mile/Haggerty Office, LLC. The lease agreement, which was amended during 2009, expires on August 31, 2014 and requires the Company to pay $18 per month. The Company leases its technical facility in Irwindale, California from Norac,

(In thousands, except share and per share data)

Note 9 — Commitments (Continued)

Inc. The Irwindale lease agreement expires on March 31, 2016, and provides the Company a termination right on March 31, 2011 and again on September 30, 2013. Monthly rent payments under the lease, $40 at December 31, 2009, are subject to fixed annual increases up to a monthly payment amount of $41 through September 30, 2013, the date of the second termination right. The Company records rent expense on a straight-line basis equal to the average rent payment during the term of the lease which is $37 per month. During 2009, the Company entered into a lease in Azusa, California from Lewis Azusa Property, LLC for use in the advanced TED material program being conducted by ZT Plus (see Note 14). The Azusa building lease expires on September 30, 2012 and requires rent payments of $9 per month. The Company also leases certain equipment under operating leases, which expire at various times through 2011. Rent expense under all of the Company's operating leases was $1,117, $1,213 and $1,076 for 2009, 2008 and 2007, respectively. Future minimum lease payments under all operating leases are $918, $888, $789, $551 and $172 in 2010 through 2014, respectively.

On March 28, 2001, the Company entered into the Ferrotec Agreement with Ferrotec, a related party (see Note 10). The Agreement grants to Ferrotec the exclusive right to manufacture CCS units in certain countries primarily located in the Far East (the "Territory") for ultimate distribution by the Company to its customers within the Territory. The Territory includes China, Japan, Korea, India, Thailand, Vietnam, Malaysia, Indonesia and the Philippines. The initial term of the Ferrotec Agreement began April 1, 2001 and expires on April 1, 2011. The $2,000 fee paid by Ferrotec to the Company in connection with the Ferrotec Agreement has been recorded as a deferred manufacturing agreement liability on the consolidated balance sheets and is being amortized as other income on a straight-line basis over the term of the Ferrotec Agreement at a rate of $200 a year.

Note 10 — Shareholder Rights Plan

The Company's Board of Directors has the authority to issue up to 4,991,000 shares of Preferred Stock and to determine the price, rights (including conversion rights), preferences and privileges of those shares without any further vote or action by the shareholders. Consistent with this authority, in January, 2009 our Board adopted a Shareholder Rights Plan (the "Rights Plan") in which one purchase right was distributed as a dividend on each share of common stock held of record as of the close of business on February 10, 2009 (the "Rights"). If exercisable, each Right will entitle its holder to purchase from the Company one one-thousandth of a share of a newly created Series B Preferred Stock of the Company for $20.00 (the "Purchase Price"). The Rights will become exercisable if any person or group becomes the beneficial owner of 15% or more of the Company's common stock or has commenced a tender or exchange offer which, if consummated, would result in any person or group becoming the beneficial owner of 15% or more of the Company's common stock. If any person or group becomes the beneficial owner of 15% or more of the Company's common stock, each right will entitle its holder, other than the acquiring person, to purchase a number of shares of the Company's or the acquiror's common stock having a value of twice the Purchase Price. The Rights are deemed attached to the certificates representing outstanding shares of common stock.

Note 11 — Segment Reporting

Segment information is used by management for making operating decisions and assessing the performance of the Company. Essentially, management evaluates the performance of its segments based primarily on operating results before depreciation and selling, general and administrative costs. Such accounting policies used are the same as those described in Note 2.

(In thousands, except share and per share data)

Note 11 — Segment Reporting (Continued)

The Company's reportable segments are as follows:

- *Climate Control Seats (CCS)* — variable temperature seat climate control system designed to improve the temperature comfort of automobile passengers.
- *BSST LLC (BSST)* — a subsidiary engaged in a research and development effort to improve the efficiency of thermoelectric devices and to develop, market and distribute products based on this new technology.

Total assets at December 31, 2009 were $58,063 for CCS and $4,319 for BSST. Total assets at December 31, 2008 were $49,402 for CCS and $3,197 for BSST. The table below presents information about the reported product revenues and operating income of the Company for the years ended December 31, 2009, 2008 and 2007.

	CCS	BSST	Reconciling items	As Reported
2009:				
Product revenues	$60,626	$ 299	$ —	$60,925
Depreciation and amortization	758	423	257	1,438
Operating income (loss)	13,544	(3,779)	(8,857)	908
2008:				
Product revenues	$63,516	$ 97	$ —	$63,613
Depreciation and amortization	999	371	3	1,373
Operating income (loss)	15,494	(3,750)	(7,190)	4,554
2007:				
Product revenues	$63,630	$ —	$ —	$63,630
Depreciation and amortization	550	101	3	654
Operating income (loss)	18,838	(2,591)	(8,542)	7,705

BSST's operating loss is net of reimbursement for developmental expense of $2,103, $2,462 and $2,464 for the years ended 2009, 2008 and 2007, respectively. Reconciling items include selling, general and administrative costs of $8,857, $7,190 and $8,542, respectively, for years ended December 31, 2009, 2008 and 2007.

Product revenue (based on shipment destination) by geographic area is as follows:

	2009	%	2008	%	2007	%
United States	$29,135	48%	$24,166	38%	$24,886	39%
Japan	11,167	18%	23,288	36%	19,448	31%
Korea	6,311	10%	3,076	5%	3,979	6%
Mexico	5,824	10%	5,092	8%	4,721	7%
Canada	4,064	7%	2,963	5%	7,176	11%
United Kingdom	3,913	6%	4,557	7%	3,420	5%
China	476	1%	471	1%	—	—
Taiwan	35	—%	—	—%	—	—%
Total Foreign	31,790	52%	39,447	62%	38,744	61%
	$60,925	100%	$63,613	100%	$63,630	100%

(In thousands, except share and per share data)

Note 11 — Segment Reporting (Continued)

In 2009, three customers, two domestic (Lear and Bridgewater) and one foreign (NHK), represented 34%, 22% and 10%, respectively, of the Company's product revenues. In 2008, three customers, two domestic (Lear and Bridgewater) and one foreign (NHK), represented 34%, 15%, and 23%, respectively, of the Company's product revenues. In 2007, three customers, one foreign (NHK) and two domestic (Lear and Bridgewater), represented 30%, 29%, and 26%, respectively, of the Company's product revenues.

Note 12 — Executive Nonqualified Defined Benefit Plan

On August 8, 2008 the Company established The Executive Nonqualified Defined Benefit Plan of Amerigon Incorporated (the "Plan"), an unfunded executive pension plan, with an effective date of April 1, 2008. Daniel Coker, the Company's President and Chief Executive Officer, is expected to be the only participant in the Plan which will, if fully vested, provide for fifteen annual retirement benefit payments of $300,000 each beginning January 1, 2018. Mr. Coker will become entitled to receive such retirement benefit payments, or a portion thereof, through his continuous service to the Company as follows: Mr. Coker will become proportionally vested in the benefit over a six year period starting on April 1, 2011.

The Company records a projected benefit obligation representing the present value of future plan benefits when earned by the participant. The following table sets forth the benefit obligation, amounts recognized in the Company's financial statements and the principal assumptions used:

	2009	2008
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$142	$ —
Service cost	202	142
Interest cost	9	—
Actuarial loss	24	—
Net periodic benefit cost	235	142
Benefit obligation at end of year	$377	$142

The benefit obligation in included in the Company's consolidated balance sheet as a non-current liability and the net periodic benefit cost is included in selling, general and administrative expenses in the Company's consolidated statement of income. A discount rate assumption of 6.0% and 6.5% was used to determine the benefit obligation and the net periodic service cost for 2009 and 2008, respectively.

Although the Plan is not funded, the Company has established a separate trust having the sole purpose of paying benefits under the Plan. The only asset of the trust is a corporate-owned life insurance policy ("COLI") on the life of Oscar Marx III, the Chairman of the Company's Board of Directors. The policy value of the COLI was $519 and $191 as of December 31, 2009 and 2008, respectively, and was included in other non-current assets.

(In thousands, except share and per share data)

Note 13 — Fair Value Measurement

The Company bases fair value is on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have adopted a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value.

The Company's has no financial assets and liabilities that are carried at fair value at December 31, 2009.

The Company has chosen not to elect the fair value option for its financial assets and liabilities that had not been previously carried at fair value. Therefore, material financial assets and liabilities not carried at fair value, such as the Company's trade accounts receivable and payable are still reported at their face values.

Although the Company has not elected the fair value option for financial assets and liabilities existing at January 1, 2008 or transacted in the years ended December 31, 2009 and 2008, any future transacted financial asset or liability will be evaluated for the fair value election and fairly valued under the provisions stated above.

Note 14 — Equity Investment

On September 1, 2009 the Company's subsidiary BSST and 5N Plus, a developer and producer of high-purity metals and compounds for electronic applications, formed a joint venture called ZT Plus. ZT Plus has been formed as a general partnership with each of BSST and 5N Plus holding a 50% ownership interest. BSST and its university partners have performed extensive research into the development of the next generation of thermoelectric ("TE") materials. They have successfully developed materials that, in small quantities and under certain specific conditions, significantly outperform the best presently available TE materials. The partnership between BSST and 5N Plus is intended to allow for the completion of the development of these advanced materials and the creation of innovative manufacturing capabilities to produce the materials in volume, and in a cost-efficient manner. These materials are intended to enable the use of TE technology in a wide variety of heating and cooling and power generation applications for the industrial, consumer, medical, electronics and automotive markets.

Amerigon provides certain services to ZT Plus under a Services Agreement including administrative support, information technology services, accounting services, office and lab space and leased employees. During the period from September 1, 2009, the date of formation through December 31, 2009 the value of these services totaled $1,532. As of December 31, 2009, $1,242 was due from ZT Plus for these services. This amount is included in accounts receivable in the consolidated balance sheet.

(In thousands, except share and per share data)

Note 14 — Equity Investment (Continued)

BSST's investment in ZT Plus has been accounted for using the equity method which requires that BSST record a portion of ZT Plus' income or loss equal to its ownership percentage to the extent of BSST's investment balance. BSST's initial contribution and initial investment balance, which was comprised of certain intellectual property, intellectual property rights and laboratory equipment, along with organizational and formation costs totaled $508,000. 5N Plus' initial contribution is represented by a commitment to fund ZT Plus' operating expenditures.

Note 15 — New Accounting Pronouncements

Noncontrolling Interests
(Included in ASC 810 "Consolidation", previously SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51")

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of financial Accounting Standard No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest in a gain or loss when a subsidiary is deconsolidated. SFAS 160 requires that a noncontrolling interest, previously referred to as a minority interest, be reported as part of equity in the Consolidated Financial Statements and that losses be allocated to the noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributable to the controlling interest. A 15 percent noncontrolling interest in Amerigon's subsidiary BSST is held by BSST President and CEO Dr. Lon Bell.

Determination of the Useful Life of Intangible Assets
(Included in ASC 350 "Intangibles—Goodwill and Other", previously FSP SFAS No. 142-3 "Determination of the Useful Lives of Intangible Assets")

In April 2008, the FASB issued FASB Staff Position ("FSP") FAS 142-3, "Determination of the Useful Life of Intangible Assets". FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets". The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (Revised 2007), Business Combinations, and other U.S. Generally Accepted Accounting Principles. We adopted this FSP effective January 1, 2009 and it had no impact on our operating results and financial position.

Subsequent Events
(Included in Accounting Standards Codification ("ASC") 855 "Subsequent Events", previously SFAS No. 165 "Subsequent Events")

In May 2009, the FASB issued Statement No. 165, "Subsequent Events" ("SFAS 165"). SFAS 165 requires that an entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. The standard also requires entities to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements

(In thousands, except share and per share data)

Note 15 — New Accounting Pronouncements (Continued)

were issued or the date the financial statements were available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009, and is to be applied prospectively. Accordingly, the Company adopted the provisions of SFAS 165 in the Second Quarter 2009. The adoption of the provisions of SFAS 165 did not have a material effect on the Company's consolidated financial condition, results of operations, or cash flows. In accordance with SFAS 165, the Company has evaluated subsequent events through the date that the consolidated financial statements were issued. No events have taken place that meet the definition of a subsequent event that requires disclosure in this filing.

FASB Accounting Standards Codification
(Accounting Standards Update ("ASU") 2009-01)

In June 2009, the FASB issued Statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("SFAS 168"). SFAS 168, or the FASB Accounting Standards Codification ("Codification"), will become the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. SFAS 168 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

Consolidation of Variable Interest Entities — Amended
(To be included in ASC 810 "Consolidation", SFAS No. 167 "Amendments to FASB Interpretation No. 46(R)")

SFAS No. 167 amends FASB Interpretation No. 46(R) "Consolidation of Variable Interest Entities regarding certain guidance for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. SFAS No. 167 is effective for the first annual reporting period beginning after November 15, 2009, with earlier adoption prohibited. The Company will adopt SFAS No. 167 in 2010 and does not anticipate any material impact on the Company's consolidated financial statements.

AMERIGON INCORPORATED

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2009, 2008 and 2007

(In thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions from Reserves	Balance at End of Period
Allowance for Doubtful Accounts					
Year Ended December 31, 2007	227	372	—	(57)	542
Year Ended December 31, 2008	542	(85)	—	(139)	318
Year Ended December 31, 2009	318	9	—	(35)	292
Allowance for Deferred Income Tax Assets					
Year Ended December 31, 2007	8,224	—	—	—	8,224
Year Ended December 31, 2008	8,224	—	—	—	8,224
Year Ended December 31, 2009	8,224	—	—	—	8,224
Reserve for Inventory					
Year Ended December 31, 2007	522	47	—	(232)	337
Year Ended December 31, 2008	337	860	—	(392)	805
Year Ended December 31, 2009	805	2	—	(175)	632

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Amerigon Incorporated

We have audited the accompanying consolidated balance sheets of Amerigon Incorporated (a Michigan corporation) and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. Our audits of the basic financial statements included the financial statement schedule listed in the table of contents appearing under Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amerigon Incorporated and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material aspects, the information set forth therein.

As discussed in Note 15 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amerigon Incorporated's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 19, 2010 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Southfield, Michigan
February 19, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Amerigon Incorporated

We have audited Amerigon Incorporated (a Michigan Corporation) and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Amerigon Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 10-K. Our responsibility is to express an opinion on Amerigon Incorporated's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Amerigon Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Amerigon Incorporated and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 19, 2010 expressed an unqualified opinion on those consolidated financial statements with an explanatory paragraph relating to the adoption of a new accounting standard on January 1, 2009.

/s/ Grant Thornton LLP

Southfield, Michigan
February 19, 2010

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERIGON INCORPORATED

By: /s/ DANIEL R. COKER

DANIEL R. COKER
Chief Executive Officer

Date: February 19, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Each person whose signature appears below hereby authorizes Daniel R. Coker and Barry G. Steele, or any of them, as attorneys-in-fact to sign on his behalf, individually, and in each capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K.

Signature	Capacity	Date
/s/ DANIEL R. COKER DANIEL R. COKER	Director, President and Chief Executive Officer (Principal Executive Officer)	February 19, 2010
/s/ BARRY G. STEELE BARRY G. STEELE	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 19, 2010
/s/ OSCAR B. MARX III OSCAR B. MARX III	Director, Chairman of the Board	February 19, 2010
/s/ DR. LON E. BELL DR. LON E. BELL	Director	February 19, 2010
/s/ FRANCOIS J. CASTAING FRANCOIS J. CASTAING	Director	February 19, 2010
/s/ JOHN M. DEVINE JOHN M. DEVINE	Director	February 19, 2010
/s/ MAURICE E.P. GUNDERSON MAURICE E.P. GUNDERSON	Director	February 19, 2010
/s/ JAMES J. PAULSEN JAMES J. PAULSEN	Director	February 19, 2010

EXHIBIT 31.1

CERTIFICATION

I, Daniel R. Coker, certify that:

1. I have reviewed this annual report for the period ended December 31, 2009 on Form 10-K of Amerigon Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ DANIEL R. COKER

Daniel R. Coker
President & Chief Executive Officer

February 19, 2010

EXHIBIT 31.2

CERTIFICATION

I, Barry G. Steele, certify that:

1. I have reviewed this annual report for the period ended December 31, 2009 on Form 10-K of Amerigon Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ BARRY G. STEELE

Barry G. Steele
Chief Financial Officer

February 19, 2010

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Amerigon Incorporated (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel R. Coker, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ DANIEL R. COKER

Daniel R. Coker
President & Chief Executive Officer

February 19, 2010

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Amerigon Incorporated (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Barry G. Steele, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ BARRY G. STEELE

Barry G. Steele
Chief Financial Officer

February 19, 2010

AMERIGON

Annual Meeting
The Annual Meeting of Shareholders will be held on May 13, 2010 at:

Amerigon Incorporated
21680 Haggerty Road, Suite 101
Northville, Michigan 48167
(248) 504-0500

General Counsel
Honigman Miller Schwartz
and Cohn LLP
Detroit, Michigan

Investor Relations
Allen & Caron Inc.
Irvine, California

Transfer Agent
Computushare Limited
Glendale, California

Non Management Directors

FRANCOIS J. CASTAING
Former Technical Advisor to Chairman of Chrysler Corporation, Former Senior Vice President of Chrysler Corporation

JOHN M. DEVINE
Executive Chairman and Chief Executive Officer of Dana Holding Corporation, Former Vice Chairman and Chief Financial Officer of General Motors Corporation and former Executive Vice President and Chief Financial Officer of Ford Motor Company

MAURICE E.P. GUNDERSON
Venture Partner, CMEA Venturers

OSCAR B. MARX, III
Chairman of the Board, Amerigon, Former CEO, Amerigon, Former Vice President, Ford Motor Company

JAMES J. PAULSEN
Former President, Ford Motor Company China Operations

Management Directors

DANIEL R. COKER
President and CEO

LON E. BELL, PH. D.
President and CEO, BSST LLC

Other Officers

JAMES L. MERTES
Vice President Quality and Operations

DANIEL J. PACE
Vice President Sales and Markering

BARRY STEELE
Vice President of Finance and Chief Financial Officer and Corporate Secretary

SANDRA GROUF
Chief Information Officer Chief Financial Officer, BSST LLC

Compare 5-year cumulative total return amoung Amerigon, Inc., NASDAQ Market Index, Auto Parts Index and Semiconductor specialized Index



600
400
200
0
2004
2005
2006
2007
2008
2009
AMERIGON, INC
AUTO PARTS INDEX
NASDAQ MARKET INDEX
SEMICONDUCTOR-SPECIALIZED

Assumes $100 invested on December 31, 2004
Assumes dividend reinvested
Fiscal year ending December 31, 2009

	2004	2005	2006	2007	2008	2009
Amerigon	$100.00	$156.15	$258.29	$565.24	$87.17	$212.30
Auto Parts Index*	$100.00	$113.30	$129.91	$139.33	$56.17	$98.80
Nasdaq Market Index	$100.00	$101.33	$114.01	$123.71	$73.11	$105.61
Specialized Semiconductor Index*	$100.00	$103.17	$117.51	$158.05	$70.32	$106.36

As published by the Hemscott Group



WWW.AMERIGON.COM

Amerigon - Detroit
World Headquarters
21680 Haggerty Road
Suite 101
Northville, MI 48167
Telephone: (248) 504-0500
Fax: (248) 348-9735

Amerigon - California
Engineering, Research, Development
5462 Irwindale Avenue
Irwindale, CA 91706
Telephone: (626) 593-4500
Fax: (626) 815-7401

ZT Plus
Advanced TE Material Development
1321 Mountain View Circle
Azusa, CA 91702
Telephone: (626) 208-3456
Fax: (626) 812-9180

Amerigon - Japan
Sales and Technical Support
Yaesuchuo Bldg., 5F , 3-5-11,
Nihonbashi, Chuo-ku,
Tokyo 103-0027, Japan
Phone: +81-3-3272-9521
Fax: +81-3-3272-9522

Amerigon - England
Sales and Technical Support
Central Boulevard
Blythe Valley Park
Solihull, West Midlands B90 8AG
United Kingdom
Telephone: 44 (0) 1564-7111-85
Fax: 44 (0) 1564-7114-05

Amerigon - Korea
Sales and Technical Support
#1218 12F, Downtown Bldg, 22-3
Sunae-dong, Bundang-ku, Seongnam-si,
Gyeonggi-do, 463-825 South Korea
Phone: +82-31-717-1342
Fax: +82-31-717-1310